Filed Pursuant to Rule 424(b)(5)

Registration No. 333-251195

CALCULATION OF REGISTRATION FEE(1)

Title of Each Class of Securities to be Registered	Amount To Be Registered(2)	Maximum Offering Price Per Share	Maximum Aggregate Offering Price	Amount of Registration Fee(3)
Class A Common stock, par value $0.01 per share	9,200,000	$30.50	$280,600,000	$30,613.46

(1)	This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in our registration statement on Form S-3.
(2)	Includes 1,200,000 shares of Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares of Class A common stock.
(3)	Calculated in accordance with Rules 457(o) and (r) under the Securities Act of 1933, as amended.

PROSPECTUS SUPPLEMENT

(To prospectus dated December 8, 2020)

8,000,000 Shares

Class A common stock

We are offering 8,000,000 shares of our Class A common stock in this offering.

Our Class A common stock is quoted on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “BRP.” On September 14, 2021, the last reported sale price of our Class A common stock was $31.27 per share, as reported on Nasdaq.

We will use the net proceeds we receive from our sale of Class A common stock in this offering to purchase new membership interests of Baldwin Risk Partners, LLC, which we refer to as “LLC Units,” from Baldwin Risk Partners, LLC. No public market exists for the LLC Units. The purchase price payable by us for each LLC Unit will be equal to the public offering price of our Class A common stock in this offering, less underwriting discounts and commissions. Baldwin Risk Partners, LLC will use the proceeds from the sale of the LLC Units to BRP Group, Inc. as follows (i) to pay fees and expenses of approximately $1,000,000 in connection with this offering; and (ii) for working capital and other general corporate purposes, including to fund cash payments to be made upon the closing of previously announced Partner acquisitions, Partnership opportunities that we are considering and future Partnership opportunities. See “Use of proceeds.”

	Per share	Total
Public offering price	$30.50	$244,000,000
Underwriting discounts and commissions(1)	$1.22	$9,760,000
Proceeds, before expenses, to BRP Group, Inc.	$29.28	$234,240,000

(1)	See “Underwriting” for a description of compensation payable to the underwriters.

The underwriters have the option to purchase up to 1,200,000 additional shares of Class A common stock from us at the initial price to the public less the underwriting discounts and commissions.

The underwriters expect to deliver the shares against payment in New York on or about September  17, 2021.

Investing in our Class A common stock involves risks. See “Risk factors” beginning on page S-32 of this prospectus supplement as well as those discussed under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Joint book-running managers

J.P. Morgan	Wells Fargo Securities	BofA Securities	Morgan Stanley	Jefferies	William Blair

                 Co-Managers

Keefe Bruyette & Woods A Stifel Company	Raymond James	Capital One Securities	Dowling & Partners Securities LLC

Prospectus supplement dated September 14, 2021.

Prospectus supplement

Prospectus

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement and the accompanying prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

S-i

Commonly Used Defined Terms

In this prospectus supplement, unless the context otherwise requires, “Baldwin Risk Partners,” the “Company,” “BRP,” “we,” “us” and “our” refer (i) prior to the consummation of the Reorganization Transactions, to Baldwin Risk Partners, LLC and its subsidiaries and (ii) after the Reorganization Transactions, to BRP Group, Inc., Baldwin Risk Partners, LLC and their subsidiaries.

The following terms have the following meanings throughout this prospectus supplement unless the context indicates or requires otherwise:

Acquired Revenue	Revenue attributable to acquired businesses for the most recent 12-month period prior to acquisition evaluated based on quality of earnings reviews.

Amended LLC Agreement	Third Amended and Restated Limited Liability Company Agreement of Baldwin Risk Partners, LLC, as amended

AgencyRM	AgencyRM LLC, a Medicare Partner effective February 3, 2020

Book of Business	Insurance policies bound by us on behalf of our Clients

BRP LLC Members	Holders of outstanding equity interests of Baldwin Risk Partners, LLC

Clients	Our insureds

Colleagues	Our employees

Credit Agreement	Credit Agreement between Baldwin Risk Partners, LLC, as borrower, JPMorgan Chase Bank, N.A., as administrative agent and lender, and the several banks and other financial institutions as lenders entered into on October 14, 2020, as amended

Exchange Act	Securities Exchange Act of 1934, as amended

Initial Public Offering	BRP Group, Inc.’s initial public offering of its Class A common stock completed on October 28, 2019 in which it sold 18,859,300 shares, including 2,459,300 shares pursuant to the underwriters’ over-allotment option that subsequently settled on November 26, 2019

Insurance Company Partners	Insurance companies with which we have a contractual relationship

Operating Groups	Our reportable segments

Partners	Companies that we have acquired, or in the case of asset acquisitions, the producers

Partnerships	Strategic acquisitions made by the Company

Pre-IPO LLC Members	Owners of LLC Units of Baldwin Risk Partners, LLC prior to the Initial Public Offering, which include:

•	Trevor Baldwin, our Chief Executive Officer;

•	Lowry Baldwin, our Chairman, and BIGH, an entity controlled by Lowry Baldwin;

•	Elizabeth Krystyn, one of our founders;

•	Laura Sherman, one of our founders;

•	Kris Wiebeck, our Chief Strategy Officer;

•	John Valentine, our Chief Partnership Officer;

•	Dan Galbraith, our Chief Operating Officer;

•	Brad Hale, our Chief Financial Officer;

•	Chris Stephens, our General Counsel; and

•	The Villages Invesco, LLC and certain other historical equity holders in Partners.

Reorganization Transactions	A series of reorganization transactions that were completed in connection with the Initial Public Offering

Risk Advisors	Our producers

SEC	U.S. Securities and Exchange Commission

Securities Act	Securities Act of 1933, as amended

Stockholders Agreement	Stockholders Agreement between BRP Group, Inc. and the persons and entities party thereto entered into on October 28, 2019

Substantial Ownership Requirement

The Pre-IPO LLC Members beneficially hold at least 10% of the aggregate number of outstanding shares of our common stock

Tax Receivable Agreement	Tax Receivable Agreement between BRP Group, Inc. and the holders of LLC Units in Baldwin Risk Partners, LLC entered into on October 28, 2019

Voting Agreement	Voting Agreement between the Voting Group entered into on October 28, 2019, as subsequently amended and restated on February 14, 2020

Voting Group	The parties to the Voting Agreement comprised of Baldwin Insurance Group Holdings, LLC, an entity controlled by Lowry Baldwin, our Chairman, Lowry Baldwin, Elizabeth Krystyn, Laura Sherman, Trevor Baldwin, our Chief Executive Officer, Kris Wiebeck, our Chief Strategy Officer, John Valentine, our Chief Partnership Officer, Dan Galbraith, our Chief Operating Officer, Brad Hale, our Chief Financial Officer, Chris Stephens, our General Counsel, Joseph Finney, James Roche, Millennial Specialty Holdco, LLC, Highland Risk Services LLC and certain trusts established by such individuals

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process and consists of two parts. The first part is this prospectus supplement, including the documents incorporated by reference herein, which describes the specific terms of this offering. The second part, the accompanying prospectus, including the documents incorporated by reference therein, gives more general information, some of which may not apply to this offering. Generally, when we refer to the “prospectus,” we are referring to both parts combined. This prospectus supplement may add to, update or change information in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement or the accompanying prospectus.

If information in this prospectus supplement is inconsistent with information in the accompanying prospectus or any document incorporated by reference herein or therein that was filed with the SEC before the date of this prospectus supplement, you should rely on this prospectus supplement. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference include important information about us, the securities being offered and other information you should know before investing in our securities. You should also read and consider information in the documents to which we have referred you in the sections of this prospectus supplement and the accompanying prospectus entitled “Where you can find additional information” and “Incorporation by reference.”

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference herein were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

We take no responsibility for, and can provide no assurances as to the reliability of, any information that is in addition to or different from that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We are not offering to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than as of the date of this prospectus supplement or the accompanying prospectus, as the case may be, or in the case of the documents incorporated by reference, the date of such documents regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sale of our securities. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

In this prospectus, unless the context otherwise requires, “Baldwin Risk Partners,” the “Company,” “BRP,” “we,” “us” and “our” refer (i) prior to the consummation of the Reorganization Transactions, to Baldwin Risk Partners, LLC and its subsidiaries and (ii) after the Reorganization Transactions, to BRP Group, Inc., Baldwin Risk Partners, LLC and their subsidiaries. This prospectus supplement and the information incorporated herein by reference contain references to trademarks, service marks and trade names owned by us or other companies. Solely for convenience, trademarks, service marks and trade names referred to in this prospectus supplement and the information incorporated herein, including logos, artwork, and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names. We do not intend our use or display of other companies’ trade names, service marks or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. All trademarks, service marks and trade names included or incorporated by reference into this prospectus supplement or any related free writing prospectus are the property of their respective owners.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the securities or possession or distribution of this prospectus supplement or the accompanying prospectus in that jurisdiction. Persons who come into possession of this prospectus supplement or the accompanying prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus supplement or the accompanying prospectus applicable to that jurisdiction.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, or the Securities Act, with respect to the Class A common stock offered by this prospectus supplement. This prospectus supplement, filed as part of the registration statement, does not contain all the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us, we refer you to the registration statement and to its exhibits and schedules.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a website at www.sec.gov that contains periodic and current reports, proxy and information statements, and other information regarding registrants that are filed electronically with the SEC.

These documents are also available, free of charge, through the Investor Relations section of our website, which is located at www.ir.baldwinriskpartners.com. Information contained on our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus and you should not consider information on our website to be part of this prospectus supplement or the accompanying prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference much of the information we file with the SEC, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference in this prospectus supplement and the accompanying prospectus is considered to be part of this prospectus supplement. Because we are incorporating by reference future filings with the SEC, this prospectus supplement is continually updated and those future filings may modify or supersede some of the information included or incorporated in this prospectus supplement. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus supplement, the accompanying prospectus or in any document previously incorporated by reference have been modified or superseded. This prospectus supplement incorporates by reference the documents listed below (File No. 001-39095) and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act (in each case, other than those documents or the portions of those documents not deemed to be filed) between the date of this prospectus supplement and the termination of this offering:

•	Annual Report on Form 10-K for the year ended December 31, 2020 (filed with the SEC on March 11, 2021);

•

The portions of our Definitive Proxy Statement on Schedule 14A that are incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2020 (filed with the SEC on April 27, 2021);

•	Quarterly Reports on Form 10-Q (filed with the SEC on May 10, 2021 and August 9, 2021);

•

Current Reports on Form 8-K (filed with the SEC on June 15, 2020 (except with respect to the financial statements of Insurance Risk Partners, LLC), December 7, 2020 (Form 8-K/A), January  7, 2021, May  6, 2021 (Form 8-K/A), June  3, 2021, June  17, 2021, July  1, 2021, July  28, 2021, August  12, 2021, September  10, 2021 and September 13, 2021); and

•

the description of our common stock which is contained in the Registration Statement on Form  8-A filed October  17, 2019, under the Exchange Act, including any amendment or report filed for the purpose of updating such description, including Exhibit 4.1 to the Annual Report on Form 10-K for the year ended December 31, 2020 (filed with the SEC on March 11, 2021).

You may request a copy of these filings, at no cost, by contacting us, either orally or in writing, at the following:

BRP Group, Inc.

Attention: Investor Relations

4211 W. Boy Scout Blvd., Suite 800

Tampa, Florida 33607

Telephone: (866) 279-0698

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus supplement, any related free writing prospectus, and the information incorporated by reference herein and therein contain statements that are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk factors.” You should specifically consider the numerous risks outlined under “Risk factors” and elsewhere in this prospectus supplement and in our most recent Annual Report on Form 10-K, which is incorporated by reference into this prospectus supplement in their entirety, together with other information in this prospectus supplement, the documents incorporated by reference and any free writing prospectus that we may authorize for use in connection with this offering.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus supplement to conform our prior statements to actual results or revised expectations.

CAUTIONARY STATEMENT REGARDING THE USE OF NON-U.S. GAAP MEASURES

This prospectus supplement, including documents incorporated by reference herein, contains financial measures that are not prepared in accordance with United States Generally Accepted Accounting Principles (GAAP). These include:

•	Adjusted EBITDA;

•	Adjusted EBITDA Margin;

•	Organic Revenue;

•	Organic Revenue Growth;

•	Adjusted Net Income; and

•	Adjusted Diluted Earnings Per Share (“Adjusted Diluted EPS”)

These non-GAAP financial measures are supplemental financial measures of our performance only, and should not be considered substitutes for net income, commissions and fees or any other measure derived in accordance with GAAP. As used in this prospectus supplement, these non-GAAP financial measures have the following meanings:

•

Adjusted EBITDA is net income (loss) before interest, taxes, depreciation, amortization, change in fair value of contingent consideration and certain items of income and expense, including share-based compensation expense, transaction-related expenses related to Partnerships including severance, and certain non-recurring costs, including those related to raising capital.

•	Adjusted EBITDA Margin is Adjusted EBITDA divided by commissions and fees.

•	Organic Revenue is commissions and fees for the period excluding the first twelve months of commissions and fees generated from new Partners.

•

Organic Revenue Growth is the change in Organic Revenue period-to-period, with prior period results adjusted for Organic Revenues that were excluded in the prior period because the relevant Partners had not yet reached the twelve-month owned mark, but which have reached the twelve-month owned mark in the current period. For example, revenues from a Partner acquired on June 1, 2020 are excluded from Organic Revenue for 2020. However, after June 1, 2021, results from June 1, 2020 to December 31, 2020 for such Partners are compared to results from June 1, 2021 to December 31, 2021 for purposes of calculating Organic Revenue Growth in 2021.

•

Adjusted Net Income is defined as net income (loss) adjusted for amortization, change in fair value of contingent consideration and certain items of income and expense, including share-based compensation expense, transaction-related expenses related to Partnerships including severance, and certain non-recurring costs that, in the opinion of management, significantly affect the period-over-period assessment of operating results, and the related tax effect of those adjustments.

•	Adjusted Diluted EPS is calculated as Adjusted Net Income divided by adjusted dilutive weighted-average shares outstanding.

Adjusted EBITDA is a key metric used by management and our board of directors to assess our financial performance. We believe that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate to business performance, and that the presentation of this measure enhances an investor’s understanding of our financial performance. We believe that Adjusted EBITDA Margin is helpful in measuring profitability of operations on a consolidated level. For a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to net income, see “Prospectus supplement summary—Summary historical and pro forma condensed consolidated financial and other data.”

Organic Revenue and Organic Revenue Growth are key metrics used by management and our board of directors to assess our financial performance. We believe that Organic Revenue and Organic Revenue Growth are appropriate measures of operating performance as they allow investors to measure, analyze and compare growth in a meaningful and consistent manner. For reconciliations of Organic Revenue Growth to commissions and fees, see “Prospectus supplement summary—Summary historical and pro forma condensed consolidated financial and other data.”

Adjusted Net Income is presented for the purpose of calculating Adjusted Diluted EPS. Adjusted Diluted EPS measures our per share earnings excluding certain expenses as discussed above and assuming all shares of Class B common stock were exchanged for Class A common stock. We believe Adjusted Diluted EPS is useful to investors because it enables them to better evaluate per share operating performance across reporting periods.

Our use of the terms Adjusted EBITDA, Adjusted EBITDA Margin, Organic Revenue, Organic Revenue Growth, Adjusted Net Income and Adjusted Diluted EPS may vary from the use of similar terms by other companies in our industry and accordingly may not be comparable to similarly titled measures used by other companies.

The non-GAAP financial measures used in this prospectus supplement have not been reviewed or audited by our or any independent registered public accounting firm.

Adjusted EBITDA and Adjusted EBITDA Margin have important limitations as analytical tools. For example, Adjusted EBITDA and Adjusted EBITDA Margin:

•	do not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;

•	do not reflect changes in, or cash requirements for, our working capital needs;

•	do not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations;

•	do not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	do not reflect share-based compensation expense and other non-cash charges; and

•	exclude certain tax payments that may represent a reduction in cash available to us.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary may not contain all of the information that you should consider before investing in our securities. You should read this entire prospectus supplement and the accompanying prospectus carefully, especially the risks of investing in our Class A common stock discussed under “Risk factors” beginning on page S-32 of this prospectus supplement, along with our consolidated financial statements and notes to those consolidated financial statements and the other information incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. This prospectus supplement may add to, update or change information in the accompanying prospectus.

Overview

Who We Are

We are a rapidly growing independent insurance distribution firm delivering solutions that give our Clients the peace of mind to pursue their purpose, passion and dreams. We support our Clients, Colleagues, Insurance Company Partners, and communities through the deployment of vanguard resources and capital to drive organic and inorganic growth. We are innovating the industry by taking a holistic and tailored approach to risk management, insurance and employee benefits. Our growth plan includes increased geographic representation across the United States, expanded client value propositions and new lines of insurance to meet the needs of evolving lifestyles, business risks and healthcare funding. We are a destination employer supported by an award-winning culture, powered by exceptional people and fueled by industry-leading growth and innovation.

We represent over 700,000 Clients across the United States and internationally. Our 2,200 Colleagues include approximately 400 Risk Advisors, who are fiercely independent, relentlessly competitive and “insurance geeks.” We have approximately 100 offices in 18 states, all of which are equipped to provide diversified products and services to empower our Clients at every stage through our four Operating Groups.

•

Middle Market provides expertly-designed private risk management, commercial risk management and employee benefits solutions for mid-to-large-size businesses and high net worth individuals, as well as their families.

•	MainStreet offers personal insurance, commercial insurance and life and health solutions to individuals and businesses in their communities.

•

Medicare offers consultation for government assistance programs and solutions to seniors and Medicare-eligible individuals through a network of agents. In the Medicare Operating Group, BRP generates commissions and fees in the form of direct bill insurance placement and marketing income. Marketing income is earned through co-branded marketing campaigns with our Insurance Company Partners.

•

Specialty delivers specialty insurers, professionals, individuals and niche industry businesses expanded access to exclusive specialty markets, capabilities and programs requiring complex underwriting and placement. With the addition of the MSI Partnership in April 2019, the Specialty Operating Group also represents a leading technology platform. MGA of the Future has a national renter’s insurance program distributed via sub-agent partners and property management software providers, which has expanded distribution capabilities for new products through our wholesale and retail networks.

In 2011, we adopted the “Azimuth” as our corporate constitution. Named after a historical navigation tool used to find “true north,” the Azimuth asserts our core values, business basics and stakeholder promises. The ideals encompassed by the Azimuth support our mission to deliver indispensable, tailored insurance and risk management insights and solutions to our Clients. We strive to be regarded as the preeminent insurance advisory firm fueled by relationships, powered by people and exemplified by client adoption and loyalty. This type of environment is upheld by the distinct vernacular we use to describe our services and culture. We are a firm, instead of an agency; we have Colleagues, instead of employees; and we have Risk Advisors, instead of producers/agents. We serve Clients instead of customers and we refer to our strategic acquisitions as Partnerships. We refer to insurance brokerages that we have acquired, or in the case of asset acquisitions, the producers, as Partners.

We have developed a “Tailored Client Engagement Model” in each of our Operating Groups, which provides a disciplined sales process around our unique go-to-market strategies. Our tailored models have generated strong new business flow, resulting in strong organic growth in each of our Operating Groups. The performance of our Operating Groups and our Partnership activity drove an increase in commissions and fees from $137.8 million in 2019 to $240.9 million in 2020 and an increase from $105.4 million for the six months ended June 30, 2020 to $272.5 million for the six months ended June 30, 2021 and consolidated Organic Revenue Growth of 16% in 2020, which was 5x greater than the large-peer average according to public filings.

	For the years ended December 31,		For the six months ended June 30,
	2020	2019	2021	2020
	(in thousands, except percentages)		(in thousands, except percentages)
Commissions and fees	$240,919	$137,841	$272,534	$105,427
Partnership commissions and fees(1)	(81,250)	(50,163)	(143,108)	(34,932)

Organic Revenue(2)	$159,669	$87,678	$129,426	$70,495

Organic Revenue Growth(2)	21,780	7,780	23,929	7,584
Organic Revenue Growth %(2)	16%	10%	23%	12%

(1)

Includes the first twelve months of such commissions and fees generated from newly acquired Partners. Amount is reduced by approximately $830,000 for the timing of certain cash receipts that were fully constrained under ASC 606 in the post-partnership period for our partnership with AgencyRM, which closed February 1, 2020.

(2)

Organic Revenue for the six months ended June 30, 2020 used to calculate Organic Revenue Growth for the six months ended June 30, 2021 was $105.5 million, which is adjusted to reflect revenues from Partnerships that reached the twelve-month owned mark during the six months ended June 30, 2021.

Our thoughtfully designed client experience is tailored to further build on our mission of delivering peace of mind to our Clients, yielding increased new business opportunities and client retention. On the new business side, we have delivered industry-leading Sales Velocity (which refers to the amount obtained by dividing new business written in the current year over the prior year’s commissions and fees). On the retention side, we focus on building client relationships through our innovative client value propositions, niche industry expertise, differentiated growth services and excellence in client execution. Our institutionalized client loyalty and established status as a valued business partner has resulted in client retention which we believe to be 92% during 2020 in our Middle Market Operating Group. Taken together, our four Operating Groups are capable of serving Clients throughout their lifecycle. We believe that the nature of our product suite offers us compelling cross-sell opportunities as Clients remain in our ecosystem over time and the diversification of our client base better positions us to produce attractive financial results across economic cycles.

Our attractive operational profile is further enhanced by strategically targeted regions and specialized industries. While we have recently increased our business operations outside of the Southeastern United States, a significant portion of our business is concentrated in the region. Our clients live and work in many of the fastest growing states in the country, including Florida and Texas. We have also developed core subject matter expertise in rapidly growing industries such as healthcare, technology, construction, transportation, finance and real estate.

As we continue to expand our existing market presence, we will continue to prioritize geographies and industries that we believe will enable us to maintain outsized growth.

Our fun and entrepreneurial mindset has earned us recognition as a “destination employer,” which creates an enduring ability to grow through Colleague hiring while also driving Colleague retention. We onboarded 252 Risk Advisors in 2020 (excluding the Medicare Operating Group), an increase from 75 Risk Advisors onboarded in 2019. Our differentiated Risk Advisor recruiting strategy is focused on sourcing ambitious candidates, ensuring cultural fit and providing a layer of support to help Risk Advisors succeed in delivering excellence to our clients. We are specifically focused on continuous talent development driven by frequent and transparent communication, defined sales approaches, clear compensation goals and consistent reviews with leadership to cultivate a vibrant culture. We believe that our continued ability to recruit, train and retain Risk Advisors will give us a substantial competitive advantage in the years to come as the brokerage industry faces an impending wave of retirements.

Our business has grown substantially since our founding in 2011 and we believe that our proven Partnership model provides continued opportunity for strong growth. In the United States, there are approximately 37,000 insurance brokers and, according to Optis Partners, over 750 were sold in 2020 and over 600 were sold in 2019. We carefully seek companies that have cultural congruency, distinguishing products or expertise and unique growth attributes. We believe there is an expansive universe of firms that could fit our target partner characteristics. Our differentiated value proposition as a “forever home” offers new Partners the ability to continue to grow their business, benefit from the upside of their growth and partner with like-minded entrepreneurs who provide a long-term home for them. We also have a highly systematic and regimented integration process, supported by our integration team, The Navigators, which balances both efficiency and respect for our new Colleagues.

In addition to our thoughtful integration framework that provides resources for accelerated growth for new Partners, we also have the ability to issue membership interests in Baldwin Risk Partners, LLC to new Partners on a tax deferred basis, which allows certain Partners to directly participate in the value they create. Ownership interest has typically comprised 15–30% of the total consideration of Partnerships and is an indication of the sellers’ interest in being invested for the long term. Our Partnership approach has greatly distinguished BRP in the marketplace and we have become a recognized partner of choice for business owners seeking to benefit from the resources of a larger organization without sacrificing their entrepreneurial spirit and desire to grow. We believe this gives us a unique edge when desirable partners are choosing between buyers. Our “Up-C” structure, i.e., an umbrella partnership C corporation structure, gives us the benefit of offering certain new Partners interests in a tax partnership that can be exchanged for stock of a public company (or cash of equivalent value at our option) as well as a tax deferral mechanism, which we believe increases the financial attractiveness of our platform compared to other insurance brokers. Moreover, we have entered into the Tax Receivable Agreement which gives eligible new Partners the right to receive certain additional cash payments from us following an exchange of membership interests in respect of certain tax benefits we may realize in connection with such exchange.

We source Partnerships through proprietary deal flow, competitive auctions and cultivated industry relationships. We are currently considering Partnership opportunities in all of our Operating Groups, including businesses to complement or expand our MGA of the Future within our Specialty Operating Group that are or may be valued at higher purchase price multiples than businesses in our other Operating Groups. We cannot assure you that we will consummate any such possible acquisitions. We have proven execution capabilities as demonstrated by our increasing pace of Partnerships. As of September 13, 2021, we acquired or executed purchase agreements for the acquisition of $135.5 million of Acquired Revenue across 12 new Partners, the largest of which represented $43.3 million of Acquired Revenue. In 2020, we acquired $236 million of Acquired Revenue across 16 new Partners, the largest of which represented $53 million of the total Acquired Revenue. We believe that our increase in pace in 2020 is, in part, attributable to visibility created by our Initial Public Offering and our continued success sourcing high-quality new Partnerships. We expect to continue to benefit from an elevated profile in the future.

Within our differentiated operating model, we utilize our growth services platform, which is separate from our sales efforts, to create efficiency across our Operating Groups and deliver an enhanced customer experience to Clients. We believe this growth services infrastructure allows us to deliver consistent service and meet the changing needs of our growing Clients. Through our efficient integration process, starting right after the closing of each Partnership, our new Partners have access to our growth services platform, designed to help them expand their capabilities and enhance their productivity.

We have developed a thoughtful and deliberate organizational structure and operating model for our business, which has resulted in strong growth and financial performance. We take no underwriting risk on our balance sheet. Our total revenue increased 75% from $137.8 million in 2019 to $240.9 million in 2020 and increased 159% from $105.4 million for the six months ended June 30, 2020 to $272.5 million for the six months ended June 30, 2021. Our Organic Revenue Growth was 10% in 2019, 16% in 2020, 12% for the six months ended June 30, 2020 and 23% for the six months ended June 30, 2021. Our net income margins for the years ended December 31, 2019 and December 31, 2020 were (16)% and (12)%, respectively, and were (3)% and 4% for the six months ended June 30, 2020 and June 30, 2021, respectively. Our Adjusted EBITDA Margins for the years ended December 31, 2019 and December 31, 2020 were 21% and 18%, respectively, and were 21% and 27% for the six months ended June 30, 2020 and June 30, 2021, respectively.

Historical financial summary ($ millions, except percentages)

	Years ended December 31,		Six months ended June 30,
	2020	2019	2021	2020
Total revenue	$240.9	$137.8	$272.5	$105.4
Net income (loss)	(29.9)	(22.5)	10.5	(3.2)

Organic Revenue Growth	16%	10%	23%	12%

Industry Overview

The demand for our products is significant and expanding. Our core products include commercial property and casualty, or P&C, insurance, employee benefits insurance and personal lines insurance. As a distributor of these products, we compete on the basis of reputation, client service, industry insights and know-how, product offerings, ability to tailor our services to the specific needs of a client and, to a lesser extent, price of our services. In the United States, our industry is comprised of large, global participants, such as Aon plc, Marsh & McLennan Companies, Inc. and Willis Towers Watson plc; mid-sized participants, such as Acrisure, LLC, Arthur J. Gallagher & Co., AssuredPartners, Inc., Brown & Brown Inc., Hub International Limited and USI, Inc.; and various “Insurtech” participants, including Goosehead Insurance, Inc., Hippo Holdings Inc, Lemonade Insurance Company and ROOT, Inc., among others. The remainder of our industry is highly fragmented and comprised of approximately 37,000 regional participants that vary significantly in size and scope.

In recent years, there has been notable merger and acquisition activity in the insurance brokerage space. According to Optis Partners, there were 649 and 774 insurance brokerage acquisitions in 2019 and 2020, respectively. Despite the recent consolidation in the insurance brokerage industry, the industry remains highly fragmented and the number of independent agencies has remained roughly constant since 2006. The fragmented industry landscape presents us with the opportunity to continue acquiring high-quality Partners.

Commercial property and casualty industry: Commercial property and casualty brokers provide businesses with access to property, professional liability, workers’ compensation, management liability, commercial auto insurance products as well as risk-management services. In addition to negotiating competitive policy terms on behalf of clients, insurance brokers also serve as a distribution channel for insurers and often perform much of the administrative functions. Insurance brokers generate revenues through commissions, calculated as percentage of total insurance premium, and through fees for management and consulting services. Commercial insurance premiums have grown steadily at a 3.8% annual rate since 2009, in-line with the broader economy and underlying insured values. The underwriting landscape is fragmented, as the top 10 underwriters accounted for only 36% of 2020 total commercial lines direct premiums written ($356 billion). Top writers of 2020 included Chubb, Travelers, Liberty Mutual, Zurich and AIG. We have relationships with leading commercial writers, as well as regional insurers who have a presence in our target markets. We conduct commercial property and casualty business within our Middle Market, MainStreet and Specialty Operating Groups.

Employee benefits industry: Employee benefit advisors provide businesses and their employees with access to individual and group medical, dental, life and disability coverage. In addition to functioning as distributors, employee benefits brokers also provide assistance with benefit plan design. Employee benefits brokers’ capabilities often enable middle-market businesses to fully outsource their employee benefits program design, management and administration without committing internal resources or investing substantial capital in systems. Employee benefit advisors generate revenues through commissions and fees for management and consulting services. In recent years, as a result of the Affordable Care Act, or ACA, healthcare has become increasingly more complex and the demand has grown for sophisticated employee benefits consultants. We expect this trend to continue and we remain well positioned as a result of our consistent investment in our employee benefits capabilities. We conduct employee benefits business within our Middle Market and MainStreet Operating Groups.

Personal lines industry: Personal lines brokers provide individual consumers with access to home, auto, umbrella and recreational insurance products. Similar to commercial lines agents, personal lines insurance agents generate revenues through commissions and fees for management and consulting services. Personal insurance premiums have grown at a 4.2% annual rate since 2009. Within personal lines, automobile premiums accounted for 68% of 2020 premiums and homeowners premiums accounted for 32% of 2020 premiums. Personal lines direct written premiums in 2020 were $365 billion. Top writers of 2020 included State Farm, Berkshire Hathaway (through GEICO), Progressive, Allstate and USAA. Personal lines premiums are traditionally sold through independent agents (36%), captive agents (44%) or direct distribution (20%, concentrated between top direct distributors such as GEICO and Progressive) based on the 2020 Market Share Report. We conduct this personal lines business within our Middle Market (high net worth), MainStreet and Specialty Operating Groups.

Medicare industry: The Medicare industry is an approximately $850 billion market representing 20% of total healthcare spending in 2016 with approximately 60 million people enrolled through the employer subsidized and unsubsidized retail market according to the U.S. Congressional Budget Office and the Henry J. Kaiser Family Foundation. Market participants in the U.S. mainly qualify by virtue of being age 65 or older (approximately 84% of Medicare population in 2016). This population is rapidly expanding as more baby boomers approach retirement; there are 10,000 U.S. senior citizens expected to reach retirement age every day for the next 10 years. The Medicare market is split between Original Medicare Plan, a fee-for service plan managed by the federal government which represents approximately two-thirds of the market and Medicare Advantage, a rapidly growing private Medicare option representing approximately one-third of the market. Medicare Advantage’s growth is driven by new policy holders, with approximately 60% of new 65-year-olds choosing Medicare Advantage. Short to medium-term projections suggest that over 50% of all senior health policies will be within Medicare Advantage by 2025. With a history of strong growth and increasing interest, Medicare Advantage plans have expanded rapidly and are expected to reach 60% to 70% senior adoption between the years 2030 and 2040 according to L.E.K. Consulting. Medicare advisors assist in determining optimal coverage based on an individual’s healthcare needs and spending limitations.

How We Win

Tailored client engagement model: The biggest challenge in insurance distribution is creating new relationships. To address this challenge, we have created a Tailored Client Engagement Model for each Operating Group. As a result of our Tailored Client Engagement Model, we have generated industry leading Sales Velocity (which refers to the amount obtained by dividing new business written in the current year over the prior year’s commissions and fees) and organic growth. Consolidated Organic Revenue Growth of 16% in 2020 was 5x greater than the large-peer average according to public filings.

Exceptional growth services: We have created a vast and scalable growth services infrastructure that supports our Colleagues, new Partners and their organic growth aspirations. We provide comprehensive back-office support to our Risk Advisors to allow complete focus on selling new business and client engagement. Our growth services functions include human resources, marketing and branding, information technology and accounting and finance. The combination of these growth services allows us to expand the capabilities and enhance efficiency of new Partners which creates meaningful value.

A winning culture centered on sales and service: While we continue to innovate and utilize technology to improve our processes and the client experience, BRP at its core is a people business, with our collective success defined by our ability to build and maintain robust client relationships. As such, we strongly believe that developing a culture centered around, and a reputation for, being a destination employer for the industry’s best and brightest talent is a long term sustainable competitive advantage we can cultivate. Our culture is embodied in the Azimuth, our corporate constitution, which defines the core values that we strive to uphold. We strongly believe that our unique, colleague and client centric culture has powered both our ability to recruit sales and support talent that we believe has driven our outsized organic growth to date and our ability to attract and partner with the industry’s highest quality remaining independent firms. The strength of our culture has also been validated by numerous third-party accolades, to include most recently being named by Fortune as a place to work in financial services and insurance and by Business Insurance as a best place to work.

Ongoing commitment to talent development: We have a longstanding commitment to talent development that stems from our respect for our Colleagues and an appreciation for the skills required to sell insurance properly. We develop talent though BRP University, which offers over 100 in-person and webinar classes per year. We believe our efforts to develop talent have been successful to date.

Dynamic and aligned leadership team: Our management team is led by Trevor Baldwin, our Chief Executive Officer and a fourth generation Risk Advisor. He joined our Middle Market Operating Group in 2009, co-founded BRP in 2011 and has subsequently led the firm’s expansion beyond the Middle Market Operating Group, including the inception and development of the MainStreet, Medicare and Specialty Operating Groups. Our management team also has significant experience outside of insurance distribution, bringing a diverse group of skill sets and meaningful expertise to our organization. Our management team is closely aligned with shareholder interests as a result of significant equity holdings. We are also supported by professional business and senior leadership across the firm, which provides a diversity and strength of experience.

Our Growth Strategy

Leverage the diverse, full-service platform we have created: We believe we have all the core elements in place to achieve our goal of becoming one of the ten largest insurance brokers in the country within the next eight years. We play in the right niches, each with favorable growth trajectories and defensible market positions. We have a proven ability to hire and develop sales talent. Our Partnership model is seen as highly attractive to entrepreneurs and we believe it provides us access to an enormous market opportunity. Our growth services infrastructure fully supports our newly hired Colleagues and new Partners with back-office support, while simultaneously making them more efficient. Most importantly, we have fostered a highly differentiated culture guided by the Azimuth, which enhances our ability to develop new Risk Advisors, to complete new Partnerships with fast growing firms and to accelerate the growth of new Partners once onboarded on our platform.

Recruit and retain top-tier talent: We have a proven ability to develop new Risk Advisors; the average age of a Risk Advisor in our firm was 44 years old, as of December 31, 2020, compared to the industry average of 54 years old according to the 2018 Future One Agency Universe Study. In 2020, we onboarded 252 Risk Advisors and 797 Colleagues (excluding Medicare), increasing our total Colleagues to over 1,700. Of the 252 Risk Advisors we onboarded, 56 were organic new hires and 196 joined via Partnerships. Many of our organic new hires were new to the brokerage industry. Our ability to successfully hire from outside of the industry is a direct result of our screening process which relies heavily on cognitive and behavioral testing, as well as an internship program. Our selective approach to hiring has resulted in differentiated levels of Risk Advisor and Colleague retention despite our focus on managing out underperformers. Over the past three years, we have averaged 83% Risk Advisor retention, a figure that increases to 89% when excluding Risk Advisors with less than one year of tenure and 85% Colleague retention. Results for 2020 are in-line with three-year averages (83% Risk Advisor retention and 87% Colleague retention).

Leverage our history and culture to be a partner of choice for insurance brokerage entrepreneurs: Entrepreneurship runs in our DNA. We have long prided ourselves as a firm of, by and for entrepreneurs. Our first Tailored Client Engagement Model, RiskMappingTM, was designed specifically to help entrepreneurs manage the unique risks that come with their lifestyle. Not only do we have a clear understanding of entrepreneurs as clients, but we have a clear understanding of entrepreneurs as candidates for Partnership. We have established ourselves as a partner of choice by providing differentiated value propositions. Our status as a partner of choice is evident in our proprietary deal flow.

Focus consistently on technology enablement: We have and will continue to make the investments required to both better service our clients and establish a competitive advantage. Investments to date include the acquisition and buildout of MGA of the Future, the aggregation of Florida homeowners’ data to facilitate an A.M. Best-rated product and numerous applications related to compliance, risk control and client enrollment. In 2020, we launched Guided Solutions (“Guided”), our new MainStreet and Medicare brand. Guided leverages innovative cloud-based technology to provide Clients with routine and predictable service and differentiated and holistic advice. We believe our technology investments will further broaden our clients’ access to the insurance market while increasing our efficiency and enhancing our growth profile.

Nurture the optimal business portfolio: We have the ability to continually evolve our business through new hires and Partnerships. Historically, we have used this ability to add capabilities that address our clients’ problems, to enter emerging insurance markets quickly and to capitalize on improving demographics and growth industries. Moving forward, we will continue to curate our portfolio to position us to grow. With our established presence in each of our target market segments, future additions to the business have the potential to be even more accretive than they were in the past. We also have the ability to develop de-novo products through MGA of the Future and distribute these products through the Middle Market and MainStreet Operating Groups, differentiating ourselves from the competition and providing ourselves favorable economic arrangements. Given the sheer size of the insurance industry, we believe that we have the opportunity to target high-growth areas in the decades to come.

Recent Developments

New Partnerships

Acquisition of RogersGray

On July 1, 2021, Baldwin Krystyn Sherman Partners, LLC and Millennial Specialty Insurance, LLC, each our indirect subsidiary, acquired substantially all of the assets of RogersGray Inc., Breakwater Insurance Brokerage,

LLC and Monomoy Insurance Group, LLC (collectively, “RogersGray”), pursuant to a purchase agreement, for consideration consisting of approximately $138.1 million in cash (which was reduced by the value of shares of our Class A common stock granted to RogersGray’s Colleagues in connection with the Partnership), 7,447 shares of Class A common stock, 1,950,232 units of Baldwin Risk Partners, LLC (and the corresponding 1,950,232 shares of Class B common stock) and the opportunity to receive additional contingent consideration of up to $72.4 million, payable in cash, shares of Class A common stock, or a combination of both at our sole option, based upon the achievement of certain post-closing revenue-focused performance measures. At the time of acquisition, the RogersGray Partnership represented $38.8 million of Acquired Revenue.

Acquisition of EBSME

On July 30, 2021, Armfield, Harrison & Thomas, LLC, our indirect subsidiary, acquired substantially all of the assets of EBSME, LLC (“EBSME”), pursuant to a purchase agreement, for consideration consisting of approximately $3.0 million in cash (which was reduced by the value of any shares of our Class A common stock granted to EBSME’s Colleagues in connection with the Partnership), 28,861 shares of Class A common stock and the opportunity to receive additional contingent consideration of up to $7.4 million, payable in cash, shares of Class A common stock, or a combination of both at our sole option, based upon the achievement of certain post-closing revenue-focused performance measures. At the time of acquisition, the EBSME Partnership represented $1.2 million of Acquired Revenue.

Acquisition of TCG

On August 2, 2021, Armfield, Harrison & Thomas, LLC and BRP Financial Services Holdings, LLC, each our indirect subsidiary, acquired substantially all of the assets of The Capital Group, LLC, The Capital Group Association Consultants, LLC, US Underwriters, LLC, and TCG Financial Management Company, LLC, and the membership interests of The Capital Group Investment Advisory Services, LLC (collectively, “TCG”), pursuant to a purchase agreement, for consideration consisting of approximately $40.4 million in cash (which was reduced by the value of any shares of our Class A common stock granted to TCG’s Colleagues in connection with the Partnership), 653,324 units of Baldwin Risk Partners, LLC (and the corresponding 653,324 shares of Class B common stock) and the opportunity to receive additional contingent consideration of up to $30 million, payable in cash, shares of Class A common stock, or a combination of both at our sole option, based upon the achievement of certain post-closing revenue-focused performance measures. At the time of acquisition, the TCG Partnership represented $12.1 million of Acquired Revenue.

Acquisition of FounderShield

On August 2, 2021, Millennial Specialty Insurance, LLC, our indirect subsidiary, acquired substantially all of the assets of FounderShield LLC, AlphaRoot LLC, ReShield LLC, and Scale Underwriting Services LLC (collectively, “FounderShield”), pursuant to a purchase agreement, for consideration consisting of approximately $26.7 million in cash (which was reduced by the value of any shares of our Class A common stock granted to FounderShield’s Colleagues in connection with the Partnership), 304,628 shares of Class A common stock, 364,174 units of Baldwin Risk Partners, LLC (and the corresponding 364,174 shares of Class B common stock) and the opportunity to receive additional contingent consideration of up to $77.6 million, payable in cash, shares of Class A common stock, or a combination of both at our sole option, based upon the achievement of certain post-closing revenue-focused performance measures. At the time of acquisition, the FounderShield Partnership represented $9.8 million of Acquired Revenue.

Acquisition of River Oak

On August 4, 2021, BRP Captive Management, LLC, our indirect subsidiary, acquired substantially all of the assets of River Oak Risk, LLC and River Oak Risk Holdings, LLC (collectively, “River Oak”), pursuant to a purchase agreement, for consideration consisting of approximately $19.0 million in cash (which was reduced by the value of any shares of our Class A common stock granted to River Oak’s Colleagues in connection with the Partnership), 179,845 shares of Class A common stock and the opportunity to receive additional contingent consideration of up to $26.4 million, payable in cash, shares of Class A common stock, or a combination of both at our sole option, based upon the achievement of certain post-closing revenue-focused performance measures. At the time of acquisition, the River Oak Partnership represented $2.1 million of Acquired Revenue.

Agreement to Acquire K&S Insurance

On September 8, 2021, Insgroup, LLC, our indirect subsidiary, entered into a purchase agreement to acquire substantially all of the assets of White Hill Plaza, Inc. (d/b/a K&S Insurance Agency, “K&S”). The Partnership is expected to close on October 1, 2021, subject to certain closing conditions. The upfront consideration for the Partnership comprises approximately $82.2 million in cash (which will be reduced by the value of any shares of Class A common stock granted to K&S Colleagues in connection with the Partnership) and 1,018,874 units of Baldwin Risk Partners, LLC (and the corresponding 1,018,874 shares of Class B common stock), with the opportunity to receive additional contingent consideration of up to approximately $51.4 million, payable in cash, shares of Class A common stock, or a combination of both at our sole option, based upon the achievement of certain post-closing revenue-focused performance measures. At the time the due diligence was concluded, the K&S Partnership represented $19.7 million of Acquired Revenue.

Agreement to Acquire JGS

On September 10, 2021, Millennial Specialty Insurance, LLC and Armfield, Harrison & Thomas, LLC, each our indirect subsidiary, entered into a purchase agreement to acquire (i) substantially all of the assets of Jacobson, Goldfarb & Scott, Inc., Aura Holdings, LLC, American Union Risk Associates, LLC, American Union Risk Management, LLC and certain other affiliates and (ii) all of the outstanding equity interests of Preferred Property Program, Inc. and Preferred Property Risk Purchasing Group, Inc. (such parties, collectively “JGS”). The Partnership is expected to close on October 1, 2021, subject to certain closing conditions. The upfront consideration for the Partnership comprises approximately $163.2 million in cash (which will be reduced by the value of any shares of Class A common stock granted to new colleagues in connection with the Partnership) and 1,821,625 units of Baldwin Risk Partners, LLC (and the corresponding 1,821,625 shares of Class B common stock), and the opportunity to receive additional consideration of up to approximately $92.9 million, payable in cash, shares of Class A common stock, or a combination of both at our sole option, based upon the achievement of certain post-closing primarily revenue-focused performance measures. At the time the due diligence was concluded, the JGS Partnership represented $43.3 million of Acquired Revenue.

Other Acquisition Targets Under LOI

We have two targets that are currently under letters of intent, including a captive management business located in the southeastern U.S. that would become a part of our Specialty operating group and a property and casualty insurance business located in the western U.S. that would become a part of our Middle Market operating group with aggregate Acquired Revenue of $37.0 million, at the time the due diligence was concluded. We expect to negotiate definitive agreements with these targets and consummate their acquisitions in the fourth quarter of 2021. However, we may not be successful in negotiating definitive agreements with these targets and there can be no assurances that we will be able to consummate these acquisitions within the expected timeframe or at all.

In addition, we currently expect to close Partner acquisitions generating total Acquired Revenue of approximately $175 million to $200 million in 2021, with all remaining 2021 Partnerships closing in the fourth quarter of 2021, and approximately $100 million to $150 million in 2022, with 2022 Acquired Revenue being split among fiscal quarters in a similar proportion as 2021 Acquired Revenue.

MGA of the Future

“MGA of the Future” policies in force grew to 652,666 at September 13, 2021 from 605,295 as of June 30, 2021.

Revolving Credit Facility

On August 6, 2021, Baldwin Risk Partners, LLC entered into an Amendment No. 3 to the Credit Agreement (the “Amendment”). The Amendment, among other things, increased the aggregate principal amount of the Revolving Commitments (as defined in the Credit Agreement) under the revolving credit facility (the “Revolving Credit Facility”) from $400.0 million to $475.0 million, the entirety of which is available to finance the working capital needs and for other general corporate purposes of Baldwin Risk Partners, LLC and certain of its subsidiaries (including acquisitions and other investments permitted under the Credit Agreement).

Risk Factors

An investment in shares of our Class A common stock involves substantial risks and uncertainties that may adversely affect our business, financial condition and results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our Class A common stock include those associated with the following:

•

Lowry Baldwin, our Chairman, has significant influence over us, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of key transactions, including a change of control, and his interests in our business may be different than yours;

•	conditions impacting insurance companies or other parties that we do business with may impact us;

•	the impact of the novel coronavirus (COVID-19) pandemic and government shutdowns on our business;

•	the loss of one or more key executives or by an inability to attract and retain qualified personnel;

•	the failure to attract and retain highly qualified Partners could compromise our ability to expand the Baldwin Risk Partners network;

•

we may not be able to successfully identify and acquire target companies or integrate acquired companies into our Company, and we may become subject to certain liabilities assumed or incurred in connection with our acquisitions;

•	we have debt outstanding that could adversely affect our financial flexibility and subjects us to restrictions and limitations that could significantly impact our ability to operate our business;

•

we will be required to pay the Pre-IPO LLC Members and any other persons that have or will become parties to the Tax Receivable Agreement for certain tax benefits we may receive, and the amounts we may pay could be significant;

•	we may issue a substantial amount of our common stock in the future, which could cause dilution to investors and otherwise adversely affect our stock price; and

•

we are an “emerging growth company,” as defined in the JOBS Act (as defined below), and are availing ourselves of the reduced disclosure requirements applicable to emerging growth companies, which could make our Class A common stock less attractive to investors (we will cease to be an emerging growth company on December 31, 2021).

Before you invest in our Class A common stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk factors.”

Our Corporate Governance

We intend to continue to grow profitably by following the same successful approach to managing our business that we have used historically. As a public company, however, we implemented corporate governance practices designed to ensure alignment between the interests of our management team and our stockholders. Notable features of our governance practices include:

•	a fully independent audit committee, compensation committee and nominating/corporate governance committee;

•

for so long as the Pre-IPO LLC Members beneficially hold at least 10% of the aggregate number of outstanding shares of our common stock, which we refer to as the “Substantial Ownership Requirement,” the Pre-IPO LLC Members will be able to designate a majority of the nominees for election to our board of directors, including the nominee for election to serve as Chairman of our board of directors;

•

our board of directors is classified and is divided into three classes of directors, with each class as equal in number as possible, serving staggered three-year terms. Our directors are removable only for cause and with approval of 75% of the outstanding common stock;

•	our independent directors meet regularly in executive sessions without the presence of our management and our non-independent directors;

•

our independent directors appointed a “lead independent director,” whose responsibilities include, among others, calling meetings of the independent directors, presiding over executive sessions of the independent directors, participating in the formulation of board and committee agendas and, if requested by stockholders, ensuring that he or she is available, when appropriate, for consultation and direct communication; and

•

except for transfers to us pursuant to the Amended LLC Agreement, and to certain permitted transferees, the BRP LLC Members are not permitted to sell, transfer or otherwise dispose of any LLC Units or shares of Class B common stock.

Organizational Structure

In connection with the Initial Public Offering, we entered into the following series of transactions to implement an internal reorganization, which we collectively refer to as the “Reorganization Transactions”:

•

we amended and restated Baldwin Risk Partners, LLC’s amended and restated limited liability company agreement to, among other things, appoint BRP Group, Inc. as the sole managing member of Baldwin Risk Partners, LLC and to modify Baldwin Risk Partners, LLC’s capital structure to reclassify the equity interests into a single class of LLC units (the “LLC Units”);

•

as sole managing member of Baldwin Risk Partners, LLC, BRP Group, Inc. consolidates the financial results of Baldwin Risk Partners, LLC and a portion of the net income is allocated to the noncontrolling interest to reflect the entitlement of the other BRP LLC Members to a portion of Baldwin Risk Partners, LLC’s net income;

•

through a series of internal transactions, Baldwin Risk Partners, LLC issued LLC Units to equity holders of its Partners (other than certain joint ventures) in exchange for all the equity interests in such Partners not held by Baldwin Risk Partners, LLC prior to such exchange;

•

BRP Group, Inc.’s certificate of incorporation authorized the issuance of two classes of common stock including Class A common stock and Class B common stock, each of which entitles its holder to one vote per share on all matters submitted to a vote of the stockholders;

•

each of the Pre-IPO LLC Members was issued shares of BRP Group, Inc.’s Class B common stock in an amount equal to the number of LLC Units held by each such member following the reclassification of equity interests into LLC Units;

•

under the Amended LLC Agreement, BRP LLC Members have the right to require Baldwin Risk Partners, LLC to redeem all or a portion of their LLC Units for, at BRP Group, Inc.’s election, newly issued shares of Class A common stock on a one-for-one basis or a cash payment;

•	BRP Group, Inc. and the Pre-IPO LLC Members entered into the Stockholders Agreement, which provides that approval by Pre-IPO LLC Members is required for certain corporate actions;

•

BRP Group, Inc. used the net proceeds from the Initial Public Offering to acquire 14,000,000 newly issued LLC Units from Baldwin Risk Partners, LLC, 1,800,000 LLC Units from Lowry Baldwin, our Chairman, 600,000 LLC Units from Villages Invesco, one of our significant shareholders, at a purchase price per LLC Unit equal to the public offering price of Class A common stock after underwriting discounts and commissions in the Initial Public Offering; and

•

BRP Group, Inc. entered into the Tax Receivable Agreement, which generally provides for payment by BRP Group, Inc. to BRP LLC Members of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that BRP Group, Inc. actually realizes as a result of certain tax basis adjustments resulting from the purchase of LLC Units in the Initial Public Offering and this offering, future taxable redemptions or exchanges of LLC Units, and payments made under the Tax Receivable Agreement.

Upon the completion of this offering and the application of the net proceeds therefrom, assuming no exercise of the underwriters’ option to purchase additional shares, we will hold approximately 52% of the outstanding LLC Units and the BRP LLC Members will hold approximately 48% of the outstanding LLC Units and approximately 48% of the combined voting power of our outstanding common stock. Holders of our Class A common stock will hold approximately 52% of the combined voting power of our common stock. Upon the completion of this offering, there will be 104,159,453 LLC Units outstanding. There are no limitations in the Amended LLC Agreement on the number of LLC Units issuable in the future and we are not required to own a majority of LLC Units.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion (as adjusted for inflation pursuant to SEC rules from time to time) in commissions and fees during our last fiscal year, we qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	we may present as few as two years of audited financial statements and two years of related management discussion and analysis of financial condition and results of operations;

•

we are exempt from the requirement to obtain an attestation report from our auditors on management’s assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002 for up to five years or until we no longer qualify as an emerging growth company;

•

we are permitted to provide reduced disclosure regarding our executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means we do not have to include a compensation discussion and analysis and certain other disclosures regarding our executive compensation; and

•	we are not required to hold non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition to the relief described above, the JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. We have elected to use this extended transition period, which means that our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards on a non-delayed basis.

In this prospectus we have elected to take advantage of the reduced disclosure requirements relating to executive compensation, and in the future we may take advantage of any or all of these exemptions for so long as we remain an emerging growth company. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year during which we have total annual gross commissions and fees of $1.07 billion (as adjusted for inflation pursuant to SEC rules from time to time) or more, (ii) the end of the fiscal year following the fifth anniversary of the date of the completion of our Initial Public Offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

As of December 31, 2021, we will cease to be an emerging growth company, and therefore will no longer be able to take advantage of these exemptions, because we had more than $700.0 million in market value of our stock held by non-affiliates measured as of June 30, 2021 (and we have been a public company for at least 12 months and have filed one annual report on Form 10-K).

Company Information

We were incorporated in the State of Delaware in July 2019. We have no material assets and have not engaged in any business or other activities except in connection with the Reorganization Transactions. Our principal executive offices are located at 4211 W. Boy Scout Blvd., Suite 800, Tampa, Florida, 33607, and our telephone number is (866) 279-0698. Our website is www.baldwinriskpartners.com. Information that you may find on our website is not part of this prospectus supplement and the inclusion of the website address in this prospectus supplement is an inactive textual reference only. Our Class A common stock trades on Nasdaq under the symbol “BRP.”

THE OFFERING

Class A common stock offered by us	8,000,000 shares (or 9,200,000 shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Class A common stock outstanding following this offering	54,583,582 shares (or 104,159,453 shares if all outstanding LLC Units held by the BRP LLC Members were redeemed or exchanged for a corresponding number of newly-issued shares of Class A common stock).

If the underwriters exercise their option to purchase additional shares of Class A common stock in full, 55,783,582 shares will be outstanding (or 105,359,453 shares if all outstanding LLC Units held by the BRP LLC Members were redeemed or exchanged for a corresponding number of newly-issued shares of Class A common stock).

Voting power held by holders of Class A common stock after giving effect to this offering	52% (or 100% if all outstanding LLC Units held by BRP LLC Members were redeemed or exchanged for a corresponding number of newly-issued shares of Class A common stock).

Voting power held by BRP LLC Members as holders of all outstanding shares of Class B common stock after giving effect to this offering	48% (or 0% if all outstanding LLC Units held by BRP LLC Members were redeemed or exchanged for a corresponding number of newly-issued shares of Class A common stock).

Voting rights after giving effect to this offering	Each share of common stock entitles its holder to one vote per share. Class A common stock and Class B common stock generally vote together as a single class on all matters submitted to a vote of our stockholders. For so long as the Substantial Ownership Requirement is met, the Pre-IPO LLC Members will, among other things, be able to designate a majority of the nominees for election to our board of directors, including the nominee for election to serve as Chairman of the board of directors.

Redemption rights of the BRP LLC Members

Under the Amended LLC Agreement, the BRP LLC Members have the right (subject to the terms of the Amended LLC Agreement) to require Baldwin Risk Partners, LLC to redeem all or a portion of their LLC Units for, at our election, newly-issued shares of Class A common stock on a one-for-one basis or a cash payment equal to the volume weighted average market price of one share of our Class A common stock for each LLC Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Amended LLC Agreement. Additionally, in the event of a redemption request by a holder of LLC Units, we may, at our option, effect a direct exchange of cash or Class A common stock for LLC Units in lieu of such a redemption. Shares of Class B common stock will be cancelled on a one-for-one basis if we, following a redemption request of a holder of LLC Units, redeem or exchange LLC Units of such holder of LLC Units pursuant to the terms of the Amended LLC Agreement.

Except for transfers to us pursuant to the Amended LLC Agreement or to certain permitted transferees, BRP LLC Members are not permitted to sell, transfer or otherwise dispose of any LLC Units or shares of Class B common stock.

Use of proceeds	We estimate that our net proceeds from our sale of Class A common stock in this offering will be approximately $234.2 million (or $269.4 million if the underwriters exercise in full their option to purchase additional shares) after deducting underwriting discounts and commissions but before deducting estimated offering expenses.

We intend to use the net proceeds from this offering to purchase newly-issued LLC Units from Baldwin Risk Partners, LLC at a purchase price per LLC Unit equal to the public offering price per share of Class A common stock in this offering after underwriting discounts and commissions. Baldwin Risk Partners, LLC will use the proceeds from the sale of the LLC Units to BRP Group, Inc. as follows: (i) to pay fees and expenses of approximately $1,000,000 in connection with this offering; and (ii) for working capital and other general corporate purposes, including to fund cash payments to be made upon the closing of previously announced Partner acquisitions, Partnership opportunities that we are considering and future Partnership opportunities. We cannot assure you that we will consummate any such possible acquisitions. These expectations are subject to change. See “Use of proceeds” beginning on page S-37 of this prospectus supplement.

Tax Receivable Agreement	Pursuant to the Tax Receivable Agreement, we are required to pay to the BRP LLC Members that are party to the Tax Receivable Agreement 85% of the amount of certain cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) any increase in tax basis in Baldwin Risk Partners, LLC’s assets resulting from (a) acquisitions by BRP Group, Inc. of LLC Units from such BRP LLC Members in connection with the Initial Public Offering and other offerings, (b) the acquisition of LLC Units from the BRP redemptions or exchanges by such BRP LLC Members for shares of our Class A common stock or cash or (c) payments under the Tax Receivable Agreement and (ii) tax benefits related to imputed interest resulting from payments made under the Tax Receivable Agreement. Our obligations under the Tax Receivable Agreement will also apply with respect to any person who is issued LLC Units in the future and who becomes a party to the Tax Receivable Agreement.

Nasdaq Global Select Market symbol	BRP

Risk factors	Investing in our securities involves risks. See “Risk factors” beginning on page S-32 of this prospectus supplement and other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus for a discussion of the factors you should carefully consider before deciding to invest in our securities.

The number of shares of our Class A common stock to be outstanding after the offering, including the number of shares of our Class A common stock used to calculate voting power after this offering, excludes:

•	1,200,000 shares of our Class A common stock issuable if the underwriters exercise their option to purchase additional shares of Class A common stock;

•	5,808,229 shares of our Class A common stock reserved for issuance upon the exchange of 5,808,229 LLC Units that have been issued since June 30, 2021 in connection with Partnerships;

•	520,781 shares of our Class A common stock issued since June 30, 2021 in connection with Partnerships;

•

63,662 shares of our Class A common stock issued after June 30, 2021 under our Omnibus Incentive Plan and 2,080,884 shares of our Class A common stock reserved for issuance under our Omnibus Incentive Plan, including a target amount of approximately 692,930 shares of Class A common stock approved for issuance upon the vesting of performance-based restricted stock units and 8,836 shares of Class A common stock approved for issuance on January 1, 2022 under our Omnibus Incentive Plan; and

•

933,462 shares of our Class A common stock reserved for issuance under our Inducement Award Plan (which is available for grants to new Colleagues, including those joining us through acquisitions, all of which have a 1-year minimum vesting condition), including 217,466 and 230,272 shares of Class A common stock approved for issuance on October 1, 2021 and January 1, 2022, respectively, under our Inducement Award Plan.

In addition, unless we indicate otherwise, the number of shares of our Class A common stock shown throughout this prospectus supplement excludes 49,575,871 shares of Class A common stock reserved for issuance upon the exchange of 49,575,871 LLC Units that were held by BRP LLC Members as of June 30, 2021.

SUMMARY HISTORICAL AND PRO FORMA CONDENSED CONSOLIDATED FINANCIAL AND OTHER DATA

You should read the following summary financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2020 and in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 and the unaudited pro forma financial information included in our Current Report on Form 8-K filed on September 13, 2021, each of which is incorporated by reference herein. We have derived the statements of operations data for the year ended December 31, 2020 from our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2020, which is incorporated by reference herein. We have derived the statements of operations data for the quarters ended June 30, 2021 and 2020 and the balance sheet data as of June 30, 2021 from our unaudited financial statements included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, which is incorporated by reference herein. Our unaudited interim financial statements were prepared on the same basis as our audited financial statements and, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair statement of the financial information in those statements.

The summary historical and pro forma condensed consolidated financial and other data presented below do not purport to be indicative of the results that can be expected for any future period. The presentation of the unaudited pro forma condensed consolidated financial information is prepared in conformity with Article 11 of Regulation S-X and gives effect to: (i) the probable acquisition of White Hill Plaza, Inc. (operating as K&S Insurance Agency “K&S”) for which a definitive agreement was signed September 8, 2021, a captive management business located in the southeastern U.S. that would become a part of our Specialty operating group (“Target 1”) and a property and casualty insurance business located in the western U.S. that would become a part of our Middle Market operating group (“Target 2”) (collectively, the “Insignificant Probable Partnerships”); (ii) the acquisition of EBSME, LLC effective July 30, 2021, FounderShield effective August 2, 2021, TCG effective August 2, 2021, and River Oak effective August 4, 2021 (collectively, the “Q3 2021 Partners” and together with the Insignificant Probable Partnerships, the “Post Balance Sheet Date Partners”); (iii) the acquisition of RogersGray effective July 1, 2021 and the probable acquisition of JGS (“JGS”) (collectively, the “RogersGray and JGS Partnerships”); (iv) the acquisition of LeaseTrack Services LLC and Effective Coverage LLC (“LeaseTrack”) effective February 1, 2021, Riley Financial, Inc. (operating as “Medicare Help Now”) effective March 1, 2021, Tim Altman, Inc. (operating as “Only Medicare Solutions”) effective April 1, 2021, Seniors’ Insurance Services of Washington, Inc. (“Seniors’ Insurance Services”) effective April 30, 2021, Mid-Continent Companies, Ltd. and Mid-Continent Securities Ltd. (“Mid-Continent”) effective April 30, 2021, (collectively, the “Q1 and Q2 2021 Partners” and collectively with the Post Balance Sheet Date Partners, the “2021 Partners”); and (v) the acquisition of Insurance Risk Partners, LLC effective April 1, 2020, Rosenthal Bros., Inc. effective June 1, 2020, Insgroup, Inc. effective November 30, 2020 and Armfield, Harrison and Thomas, Inc. effective December 1, 2020 (collectively, the “2020 Partners” and together with the 2021 Partners, the “2020 and 2021 Partners”).

	BRP Group, Inc.				BRP Group, Inc. pro forma (unaudited)
	Years ended December 31,		Six months ended June 30, (unaudited)		Year ended December 31,	Six months ended June 30,
	2020	2019	2021	2020	2020	2021
	(in thousands)
Revenues:
Commissions and fees	$240,919	$137,841	$272,534	$105,427	$512,586	$366,966

Total revenues	240,919	137,841	272,534	105,427	512,586	366,966

	BRP Group, Inc.				BRP Group, Inc. pro forma (unaudited)
	Years ended December 31,		Six months ended June 30, (unaudited)		Year ended December 31,	Six months ended June 30,
	2020	2019	2021	2020	2020	2021
	(in thousands)
Operating expenses:
Commissions, employee compensation and benefits	174,114	96,955	178,440	73,811	354,638	241,942
Other operating expenses	48,060	24,576	36,768	18,431	92,759	49,362
Amortization expense	19,038	10,007	21,279	8,046	55,240	32,979
Change in fair value of contingent consideration	20,516	10,829	11,822	6,242	20,516	11,822
Depreciation expense	1,129	542	1,167	405	3,446	1,602

Total operating expenses	262,857	142,909	249,476	106,935	526,599	337,707

Operating income (loss)	(21,938)	(5,068)	23,058	(1,508)	(14,013)	29,259
Other income (expense)
Interest expense, net	(7,857)	(10,640)	(11,491)	(1,632)	(34,298)	(18,622)
Gain (loss) on extinguishment of debt	—	(6,732)	—	—	2,682	1,727
Other income (expense), net	(95)	3	(1,057)	—	1,396	(1,212)

Total other expense	(7,952)	(17,369)	(12,548)	(1,632)	(30,220)	(18,107)

Income (loss) before income taxes	(29,890)	(22,437)	10,510	(3,140)	(44,233)	11,152
Income tax expense (benefit)	(5)	17	—	12	3,005	918

Net income (loss)	(29,885)	(22,454)	10,510	(3,152)	(47,238)	10,234
Less: net income (loss) attributable to noncontrolling interests	$(14,189)	$(13,804)	$5,653	$(1,032)	(30,397)	5,533

Net income (loss) attributable to BRP Group, Inc.	$(15,696)	$(8,650)	$4,857	$(2,120)	$(16,841)	$4,701

	BRP Group, Inc.			BRP Group, Inc. pro forma (unaudited)
	December 31,		June 30, (unaudited)	June 30,
	2020	2019	2021	2021
	(in thousands)
Balance Sheet Data:
Total assets	$1,529,914	$398,768	$1,736,300	2,568,419
Total debt	385,382	40,363	502,985	957,985
Total liabilities	759,946	161,494	943,953	1,603,684

	BRP Group, Inc.
	Years ended December 31,		Six months ended June 30, (unaudited)
	2020	2019	2021	2020
	(in millions, except percentages)
Other Financial Data:
Commissions and fees	$240.9	$137.8	$272.5	$105.4
Net income (loss)	(29.9)	(22.5)	10.5	(3.2)
Net income (loss) margin	(12.4)%	(16.3)%	3.9%	(3.0)%
Adjusted EBITDA(1)	$44.0	$28.5	$73.1	$22.4
Adjusted EBITDA Margin(1)	18%	21%	27%	21%
Adjusted Diluted EPS	$0.44	$0.27	$0.58	$0.29

(1)

Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Diluted EPS are non-GAAP financial measures. See “Cautionary statement regarding the use of non-U.S. GAAP measures.” The following tables show a reconciliation of Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income to net income, and a reconciliation of Adjusted Diluted EPS to diluted earnings per share attributable to BRP Group, Inc. Class A common stock:

	BRP Group, Inc.
	Years ended December 31,		Six months ended June 30, (unaudited)
	2020	2019	2021	2020
		(in millions, except percentages)
Net income (loss)	$(29.9)	$(22.5)	$10.5	$(3.2)
Amortization expense	19.0	10.0	21.3	8.1
Depreciation expense	1.1	0.6	1.2	0.4
Interest expense, net	7.9	10.6	11.5	1.6
Loss (gain) on extinguishment of debt	—	6.7	—	—
Change in fair value of contingent consideration	20.5	10.8	11.8	6.2
Capital related expenses	1.1	4.7	—	1.0
Change in fair value of interest rate caps	—	—	0.8	—
Share-based compensation	7.8	4.6	8.1	3.1
Transaction-related Partnership activity	13.9	2.2	5.7	3.9
Severance related to Partnership activity	—	0.3	—	0.4
Other	2.6	0.5	2.2	0.9

Adjusted EBITDA	$44.0	$28.5	$73.1	$22.4

Adjusted EBITDA Margin	18%	21%	27%	21%

	BRP Group, Inc.
	Year ended December 31,	Six months ended June 30, (unaudited)
	2020	2021
	(in millions, except per share amounts)
Net income (loss) attributable to BRP Group, Inc.	$(15.7)	$4.9
Net income (loss) attributable to noncontrolling interests	(14.2)	5.7
Amortization expense	19.0	21.3
Change in fair value of contingent consideration	20.5	11.8
Share-based compensation	7.8	8.1
Transaction-related Partnership expenses	13.9	5.7
Amortization of deferred financing costs	1.0	1.4
Capital related expenses	1.1	—
Change in fair value of interest rate caps	—	0.8
Other	2.6	2.2

Adjusted pre-tax income	36.0	61.9
Adjusted income taxes(1)	3.6	6.1

Adjusted Net Income	$32.4	$55.8

Weighted-average shares of Class A common stock outstanding—diluted	27.2	46.2
Dilutive effect off unvested restricted shares of Class A common stock	0.6	—
Exchange of Class B shares(2)	45.1	49.7

Adjusted dilutive weighted-average shares outstanding	72.9	95.9

Diluted earnings (loss) per share	$(0.58)	$0.11
Effect of exchange of Class B common stock and net loss attributable to noncontrolling interests per share	0.17	—
Other adjustments to earnings (loss) per share	0.90	0.53
Adjusted income taxes per share	(0.05)	(0.06)

Adjusted Diluted EPS	$0.44	$0.58

(1)	Represents corporate income taxes at assumed effective tax rate of 9.9% applied to adjusted pre-tax income.
(2)	Assumes the full exchange of Class B shares for Class A common stock pursuant to the Amended LLC Agreement.

	Year ended December 31,		Six months ended June 30, (unaudited)
	2020	2019	2021
Organic Revenue Growth %(1)	16%	10%	23%

(1)

Organic Revenue Growth is a non-GAAP financial measure. See “Cautionary statement regarding the use of non-U.S. GAAP measures.” The following table shows a reconciliation of commissions and fees to Organic Revenue Growth:

	BRP Group, Inc.
	Years ended December 31,		Six months ended June 30, (unaudited)
	2020	2019	2021
	(in millions, except percentages)
Commissions and fees	$240.9	$137.8	$272.5
Partnership commissions and fees(1)	(81.2)	(50.1)	(143.1)

Organic Revenue	$159.7	$87.7	$129.4

Organic Revenue Growth(2)	$21.8	$7.8	$23.9
Organic Revenue Growth %(2)	16%	10%	23%

(1)

Includes the first twelve months of such commissions and fees generated from newly acquired Partners. Amount is reduced by approximately $830,000 for the timing of certain cash receipts that were fully constrained under ASC 606 in the post-partnership period for our partnership with AgencyRM, which closed February 1, 2020.

(2)

Organic Revenue for the six months ended June 30, 2020 used to calculate Organic Revenue Growth for the six months ended June 30, 2021 was $105.5 million, which is adjusted to reflect revenues from Partnerships that reached the twelve-month owned mark during the six months ended June 30, 2021.

RISK FACTORS

Investing in our securities involves a high degree of risk. In addition to the other information contained in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference herein or therein, you should carefully consider the risks discussed below and under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 11, 2021 before making a decision about investing in our securities. The risks and uncertainties discussed below and in our Annual Report on Form 10-K for the year ended December 31, 2020 are not the only ones facing us. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also harm our business. If any of these risks occur, our business, financial condition and operating results could be harmed, the trading price of our Class A common stock could decline and you could lose part or all of your investment. The ongoing COVID-19 pandemic may also have the effect of heightening many of the risks described in this “Risk Factors” section.

Risks related to this offering and ownership of our Class A common stock

Lowry Baldwin, our Chairman, has significant influence over us, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of key transactions, including a change of control, and his interests in our business may be different than yours.

We are currently controlled by Lowry Baldwin, our Chairman. Immediately following the completion of this offering, the Voting Group is expected to beneficially own approximately 30% of the voting power of our common stock, or 30% if the underwriters’ option to purchase additional shares is fully exercised.

However, Lowry Baldwin, our Chairman, will continue to have a significant effect over fundamental and significant corporate matters and transactions as a result of his significant ownership and voting power with respect to our common stock and our Stockholders Agreement, including the ability to influence decisions in connection with any meeting of our shareholders or any written consent of our shareholders.

We may issue a substantial amount of our common stock in the future, which could cause dilution to investors and otherwise adversely affect our stock price.

A key element of our growth strategy is to make acquisitions. As part of our acquisition strategy, we have, and in the future are likely to, issue shares of our common stock, as well as LLC Units of Baldwin Risk Partners, LLC, as consideration for such acquisitions and as inducement awards to personnel at the acquired companies to incentivize them to join our team. These issuances could be significant. To the extent that we make acquisitions and issue our shares of common stock as consideration or inducement awards, your equity interest in us will be diluted. Any such issuance will also increase the number of outstanding shares of common stock that will be eligible for sale in the future. Persons receiving shares of our common stock in connection with these acquisitions may be more likely to sell off their common stock, which may influence the price of our common stock. In addition, the potential issuance of additional shares in connection with anticipated acquisitions could lessen demand for our common stock and result in a lower price than might otherwise be obtained. We may issue common stock in the future for other purposes as well, including in connection with financings, for compensation purposes, in connection with strategic transactions or for other purposes.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively, which could affect our results of operations and cause our stock price to decline.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the “Use of Proceeds” section of this prospectus supplement and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Our management could spend the net proceeds from this offering in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business and cause the price of our common stock to decline. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We have identified material weaknesses in our internal control over financial reporting.

In connection with our audit of the fiscal year 2018 consolidated financial statements, we identified four material weaknesses in the design and operation of our internal control over financial reporting. The material weaknesses relate to: (i) a lack of sufficient number of personnel with an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately; (ii) insufficient policies and procedures to achieve complete and accurate financial accounting, reporting and disclosures; (iii) insufficient policies and procedures to review, analyze, account for and disclose complex transactions and (iv) failure to design and maintain controls over the operating effectiveness of information technology (“IT”) general controls. These material weaknesses still exist at June 30, 2021.

We are continuing the process of planning and implementing a number of steps to enhance our internal control over financial reporting and to address these material weaknesses. We have completed the hiring of key personnel in the accounting department with technical accounting and financial reporting experience and have enhanced our internal review procedures during the financial statement close process. We are continuing to document and improve our processes, implement internal controls procedures and design and implement IT general computer controls.

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. In addition, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified. As a public company, we will be required in future years to document and assess the effectiveness of our system of internal control over financial reporting to satisfy the requirements of the Sarbanes-Oxley Act.

If we fail to effectively remediate these material weaknesses in our internal control over financial reporting, if we identify future material weaknesses in our internal control over financial reporting or if we are unable to comply with the demands that will be placed upon us as a public company, including the requirements of Section 404 of the Sarbanes-Oxley Act, in a timely manner, we may be unable to accurately report our financial results, or report them within the timeframes required by the SEC. In addition, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, when required, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets and our stock price may be adversely affected.

The pro forma condensed consolidated financial information included in this prospectus supplement is presented for illustrative purposes only and may not be an indication of our financial condition or results of operations after the consummation of the Partnerships presented therein.

Our operating results after all of the Partnerships presented in the pro forma condensed consolidated financial information are consummated may be materially different from those shown in the pro forma condensed consolidated financial information presented in this prospectus supplement, which does not purport to represent what our financial position, results of operations or cash flows would actually have been if such Partnerships had occurred as of the date indicated or what our financial position, results of operations or cash flows would be for any future periods. The pro forma condensed consolidated financial information contained in this prospectus supplement is presented for illustrative purposes only, is based on various adjustments, assumptions, judgments and preliminary estimates and may not be an indication of our future financial condition or results of operations following the consummation of the Partnerships presented therein for several reasons. Specifically, available financial information for the Partners reflected in the pro forma condensed consolidated financial information is limited and some of the financial information for such businesses has not been reviewed or audited by any independent auditors. In certain cases, the underlying financial information may in part be derived from management estimates or quality of earnings analyses. Quality of earnings reviews are not an audit and do not involve a review by our independent auditors. See “Prospectus supplement summary—Summary historical and pro forma condensed consolidated financial and other data.” In addition, pro forma condensed consolidated financial information included in this prospectus supplement gives effect to the Insignificant Probable Partnerships, which refer to probable (but not yet completed) acquisitions for which we have entered into signed letters of intent. We may not be successful in negotiating definitive agreements with respect to and consummating some or all of the Insignificant Probable Partnerships within the expected timeframe or at all.

Our actual financial condition and results of operations following the consummation of such Partnerships may not be consistent with, or evident from, this pro forma condensed consolidated financial information. In addition, the assumptions used in preparing the pro forma condensed consolidated financial information may not prove to be accurate and other factors may affect our financial condition or results of operations following the completion of such Partnerships. The costs, fees and expenses related to such Partnerships could be higher than currently estimated. Further, because the determination of fair value is dependent upon valuations that must be performed as of the date each such Partnerships is consummated, the valuations underlying the unaudited pro forma condensed consolidated financial information included in this prospectus supplement may be revised after the date hereof. Any such adjustments to the preliminary estimates of fair value could be material.

We are a holding company with our principal asset being our 47.31% ownership interest in BRP; accordingly, we are dependent upon distributions from BRP to pay dividends, if any, and taxes, make payments under the Tax Receivable Agreement and pay other expenses.

We are a holding company and have no material assets other than our ownership of LLC Units in Baldwin Risk Partners, LLC and we do not have any independent means of generating commissions and fees. We intend to cause Baldwin Risk Partners, LLC to make pro rata distributions to BRP LLC Members and us in an amount at least sufficient to allow us and BRP LLC Members to pay all applicable taxes, to make payments under the Tax Receivable Agreement and to pay our corporate and other overhead expenses. Baldwin Risk Partners, LLC is a distinct legal entity and may be subject to legal or contractual restrictions that, under certain circumstances, may limit our ability to obtain cash from them. If Baldwin Risk Partners, LLC is unable to make distributions, we may not receive adequate distributions, which could materially and adversely affect our dividends and financial position and our ability to fund any dividends.

Our board of directors will periodically review the cash generated from our business and the capital expenditures required to finance our global growth plans and determine whether to declare periodic dividends to our stockholders. Our board of directors will take into account general economic and business conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, including restrictions and covenants contained in the Credit Agreement, business prospects and other factors that our board of directors considers relevant. In addition, the Credit Agreement limits the amount of distributions that Baldwin Risk Partners, LLC can make to us and the purposes for which distributions could be made. Accordingly, we may not be able to pay dividends even if our board of directors would otherwise deem it appropriate. Refer to the Liquidity and Capital Resources section under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2020 for additional information.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our Class A common stock, the price of our Class A common stock could decline.

The trading market for our Class A common stock will rely in part on the research and reports that industry or securities analysts publish about us or our business. We currently have research coverage by industry and securities analysts. If no or few analysts continue coverage of us, the trading price of our Class A common stock would likely decrease. If one or more of the analysts covering our business downgrade their evaluations of our Class A common stock, the price of our Class A common stock could decline. If one or more of these analysts cease to cover our Class A common stock, we could lose visibility in the trading market for our Class A common stock, which in turn could cause our Class A common stock price to decline.

General risk factors

We expect that our stock price will be volatile, which could cause the value of your investment to decline, and you may not be able to resell your shares for a profit.

Securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our Class A common stock regardless of our results of operations. The trading price of our Class A common stock is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market in general, or in our industry in particular;

•	actual or anticipated fluctuations in our quarterly financial and results of operations;

•	introduction of new products and services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	investor perceptions of us and the industries in which we or our clients operate;

•	low trading volumes or sales, or anticipated sales, of large blocks of our Class A common stock, including those by our existing investors;

•	concentration of Class A common stock ownership;

•	additions or departures of key personnel;

•	regulatory or political developments;

•	litigation and governmental investigations; and

•	changing economic and political conditions.

These and other factors may cause the market price and demand for shares of our Class A common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of Class A common stock and may otherwise negatively affect the liquidity of our Class A common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

Some provisions of Delaware law and our certificate of incorporation and by-laws may deter third parties from acquiring us and diminish the value of our Class A common stock.

Our certificate of incorporation and by-laws provide for, among other things:

•	division of our board of directors into three classes of directors, with each class as equal in number as possible, serving staggered three-year terms;

•

until the Substantial Ownership Requirement is no longer met, Pre-IPO LLC Members may designate a majority of the nominees for election to our board of directors, including the nominee for election to serve as Chairman of our board of directors;

•	restrictions on the ability of our stockholders to call a special meeting and the business that can be conducted at such meeting or to act by written consent;

•	supermajority approval requirements for amending or repealing provisions in the certificate of incorporation and by-laws;

•	removal of directors only for cause and by the affirmative vote of holders of 75% of the total voting power of our outstanding shares of common stock, voting together as a single class;

•	a prohibition on business combinations with interested shareholders under Section 203 of the Delaware General Corporation Law;

•

our ability to issue additional shares of Class A common stock and to issue preferred stock with terms that our board of directors may determine, in each case without stockholder approval (other than as specified in our certificate of incorporation);

•	the absence of cumulative voting in the election of directors; and

•	advance notice requirements for stockholder proposals and nominations.

These provisions in our certificate of incorporation and by-laws may discourage, delay or prevent a transaction involving a change in control of our company that is in the best interest of our minority stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our Class A common stock if they are viewed as discouraging future takeover attempts. These provisions could also make it more difficult for stockholders to nominate directors for election to our board of directors and take other corporate actions.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments for so long as we remain an emerging growth company. We cannot predict if investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. See, “— We expect that our stock price will be volatile, which could cause the value of your investment to decline, and you may not be able to resell your shares for a profit.” We will cease to be an emerging growth company, and therefore will no longer be able to take advantage of these exemptions, at December 31, 2021 because we had more than $700.0 million in market value of our stock held by non-affiliates measured as of June 30, 2021 (and we have been a public company for at least 12 months and have filed one annual report on Form 10-K).

USE OF PROCEEDS

We estimate that our net proceeds from our sale of Class A common stock in this offering will be approximately $234.2 million (or $269.4 million if the underwriters exercise in full their option to purchase additional shares) after deducting underwriting discounts and commissions but before deducting estimated offering expenses.

We estimate that the aggregate offering expenses for this offering (other than the underwriting discount and commissions) will be approximately $1,000,000. See “Underwriting.”

We intend to use the net proceeds from this offering (including net proceeds received if the underwriters exercise in full their option to purchase additional shares) to purchase 8,000,000 newly-issued LLC Units from Baldwin Risk Partners, LLC at a purchase price per LLC Unit equal to the public offering price per share of Class A common stock in this offering after underwriting discounts and commissions.

Baldwin Risk Partners, LLC will use the proceeds from the sale of the LLC Units to BRP Group, Inc. as follows: (i) to pay fees and expenses of approximately $1,000,000 in connection with this offering; and (ii) for working capital and other general corporate purposes, including to fund cash payments to be made upon the closing of previously announced Partner acquisitions, Partnership opportunities that we are considering and future Partnership opportunities. We cannot assure you that we will consummate any such possible acquisitions. These expectations are subject to change.

If the underwriters exercise their option to purchase additional shares of Class A common stock in full, we estimate that our additional net proceeds will be approximately $35.1 million.

We intend to use the net proceeds from the underwriters’ exercise of their option to purchase additional shares of Class A common stock to purchase additional newly issued LLC Units from Baldwin Risk Partners, LLC. Baldwin Risk Partners, LLC will use the proceeds from the sale of additional LLC Units to us for the same purposes as stated above.

Pending these uses, we may invest the net proceeds in high quality, investment grade instruments.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2021:

•	on an actual basis; and

•

on an as adjusted basis to reflect the sale by us of 8,000,000 shares of Class A common stock in this offering and the application of the net proceeds from this offering as described in “Use of Proceeds,” after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

This table should be read in conjunction with our financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus. For more details on how you can obtain our SEC reports and other information, you should read the section of the prospectus supplement entitled “Where you can find more information.”

	June 30, 2021
	Actual	As adjusted
	(in thousands)
Cash and cash equivalents	$224,479	$457,919
Restricted cash	51,505	51,505
Long-term debt(1)	502,985	502,985
Term Loan B(2)	482,985	482,985
Revolving Credit Facility(1)	20,000	20,000
Mezzanine equity	173	173
Stockholders’ equity
Class A common stock, $0.01 par value per share, 300,000,000 shares authorized, 46,583,582 shares outstanding actual and 54,583,582 shares outstanding on an as adjusted basis	466	546
Class B common stock, $0.0001 par value per share, 100,000,000 shares authorized, 49,575,871 shares outstanding actual and 49,575,871 on an as adjusted basis	5	5
Additional paid-in capital	404,025	526,210
Accumulated deficit	(19,489)	(19,489)
Notes receivable from stockholders	(306)	(306)
Noncontrolling interest	407,473	518,448
Total stockholders’ equity	$792,174	$1,025,414
Total capitalization	$1,295,332	$1,528,572

(1)

On August 6, 2021, we entered into Amendment No. 3 to the Credit Agreement to provide for an increase in the aggregate principal amount of the Revolving Credit Facility from $400.0 million to $475.0 million. Since June 30, 2021, we have drawn an additional $100.0 million under the Revolving Credit Facility. Following this offering, we expect to have approximately $120.0 million outstanding and $355.0 million of capacity under the Revolving Credit Facility.

(2)	Net of deferred financing costs of $17.0 million as of June 30, 2021.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation, as amended, and amended and restated by-laws.

In addition to the summary that follows, we encourage you to review our amended and restated certificate of incorporation, as amended, and amended and restated by-laws, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus supplement and the accompanying prospectus are a part.

Our authorized capital stock consists of 300,000,000 shares of Class A common stock, par value $0.01 per share, 100,000,000 shares of Class B common stock, par value $0.0001 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Capital stock

Class A common stock

Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

All outstanding shares of our Class A common stock are fully paid and non-assessable. The Class A common stock will not be subject to further calls or assessments by us. The rights, powers and privileges of our Class A common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Class B common stock

Each share of Class B common stock entitles its holder to one vote per share on all matters submitted to a vote of our stockholders. For purposes of calculating the Substantial Ownership Requirement, shares of Class A common stock and Class B common stock held by any estate, trust, partnership or limited liability company or other similar entity of which any holder of LLC Units is a trustee, partner, member or similar party will be considered held by such holder of LLC Units. If at any time the ratio at which LLC Units are redeemable or exchangeable for shares of our Class A common stock changes from one-for-one as in accordance with the Amended LLC Agreement, the number of votes to which Class B common stockholders are entitled will be adjusted accordingly. The holders of our Class B common stock do not have cumulative voting rights in the election of directors.

Except for transfers to us pursuant to the Amended LLC Agreement or to certain permitted transferees, holders of outstanding equity interests of Baldwin Risk Partners, LLC, or the BRP LLC Members, are not permitted to sell, transfer or otherwise dispose of any LLC Units or shares of Class B common stock. Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.

Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation or winding up of BRP Group, Inc. Pursuant to the Stockholders Agreement, the approval of the Pre-IPO LLC Members, is required for substantially all transactions and other matters requiring approval by our stockholders, such as a merger, consolidation, or sale of all or substantially all of our assets, any dissolution, liquidation or reorganization of us or our subsidiaries or any acquisition or disposition of any asset in excess of 5% of total assets, the incurrence, guarantee, assumption or refinancing of indebtedness, or grant of a security interest, in excess of 10% of total assets (or that would cause aggregate indebtedness or guarantees thereof to exceed 10% of total assets), the issuance or redemption of certain additional equity interests in an amount exceeding $10 million, the establishment or amendment of any equity, purchase or bonus plan for the benefit of employees, consultants, officers or directors, any capital or other expenditure in excess of 5% of total assets, the declaration or payment of dividends on capital stock or distributions by Baldwin Risk Partners, LLC on LLC Units other than tax distributions as defined in the Amended LLC Agreement. Other matters requiring approval by the Pre-IPO LLC Members pursuant to the Stockholders Agreement include changing the number of directors on the board, changing the jurisdiction of incorporation, changing the location of the Company’s headquarters, changing the name of the Company, amendments to governing documents, adopting a shareholder rights plan and any changes to the Company’s fiscal year or public accountants. In addition, the Stockholders Agreement provides approval by the Pre-IPO LLC Members is required for any changes to the strategic direction or scope of BRP Group, Inc. and Baldwin Risk Partners, LLC’s business, any acquisition or disposition of any asset or business having consideration or fair value in excess of 5% of our total assets and the hiring and termination of our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Partnership Officer or other change to senior management or key employees (including terms of compensation). Furthermore, the Stockholders Agreement provides that, until the Substantial Ownership Requirement is no longer met, the Pre-IPO LLC Members may designate a majority of the nominees for election to our board of directors, including the nominee for election to serve as Chairman of our board of directors.

Preferred stock

No shares of preferred stock are issued or outstanding as of the date of this prospectus supplement. Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by holders of our common stock. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized share of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Authorized but unissued capital stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the Nasdaq Global Select Market, which would apply so long as the shares of Class A common stock remains listed on the Nasdaq Global Select Market, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of Class A common stock (we believe the position of the Nasdaq Global Select Market is that the calculation in this latter case treats as outstanding shares of Class A common stock issuable upon redemption or exchange of outstanding LLC Units not held by BRP Group, Inc.). These additional shares of Class A common stock may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices.

Dividends

The Delaware General Corporation Law, or the DGCL, permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors.

Stockholder meetings

Our amended and restated certificate of incorporation and our amended and restated by-laws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. Our amended and restated by-laws provide that special meetings of the stockholders may be called only by or at the direction of the board of directors, the chairman of our board or the chief executive officer. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Transferability, redemption and exchange

Upon the completion of this offering, there will be 104,159,453 LLC Units outstanding. There are no limitations in the Amended LLC Agreement on the number of LLC Units issuable in the future and we are not required to own a majority of LLC Units. Under the Amended LLC Agreement, the BRP LLC Members have the right (subject to the terms of the Amended LLC Agreement) to require Baldwin Risk Partners, LLC to redeem all or a portion of their LLC Units for, at our election, newly-issued shares of Class A common stock on a one-for-one basis or a cash payment equal to the volume weighted average market price of one share of our Class A common stock for each LLC Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Amended LLC Agreement. Additionally, in the event of a redemption request by a holder of LLC Units, we may, at our option, effect a direct exchange of cash or Class A common stock for LLC Units in lieu of such a redemption. Shares of Class B common stock will be cancelled on a one-for-one basis if we, following a redemption request of a holder of LLC Units, redeem or exchange LLC Units of such holder of LLC Units pursuant to the terms of the Amended LLC Agreement.

Except for transfers to us pursuant to the Amended LLC Agreement or to certain permitted transferees, the BRP LLC Members are not permitted to sell, transfer or otherwise dispose of any LLC Units or shares of Class B common stock.

Other provisions

Neither the Class A common stock nor the Class B common stock has any preemptive or other subscription rights.

There will be no redemption or sinking fund provisions applicable to the Class A common stock or Class B common stock. Further, our Stockholders Agreement provides that, until the Substantial Ownership Requirement is no longer met, any redemption, repurchase or other acquisition of ownership interests (other than in connection with terms of equity compensation plans, subject to certain specified exceptions) must be approved by the Pre-IPO LLC Members.

At such time when no LLC Units remain redeemable or exchangeable for shares of our Class A common stock, our Class B common stock will be cancelled.

Corporate opportunity

Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, the doctrine of “corporate opportunity” will only apply against our directors and officers and their respective affiliates for competing activities related to insurance brokerage activities.

Certain certificate of incorporation, by-laws and statutory provisions

The provisions of our amended and restated certificate of incorporation and amended and restated by-laws and of the DGCL summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares of Class A common stock.

Anti-takeover effects of our certificate of incorporation, stockholders agreement and by-laws

Our amended and restated certificate of incorporation and amended and restated by-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless such takeover or change in control is approved by our board of directors. These provisions include:

No cumulative voting. Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our common stock entitled to vote generally in the election of directors will be able to elect all our directors.

Election and removal of directors. Our amended and restated certificate of incorporation provides that our board shall consist of not less than three nor more than 13 directors. Our amended and restated certificate of incorporation also provides that, subject to the rights granted to one or more series of preferred stock then outstanding, any vacancies on our board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum. The Stockholders Agreement provides that, until the Substantial Ownership Requirement is no longer met, the Pre-IPO LLC Members may designate a majority of the nominees for election to our board of directors, including the nominee for election to serve as Chairman to our board of directors. Our Stockholders Agreement provides that, until the Substantial Ownership Requirement is no longer met, any action to change the number of directors requires approval of the Pre-IPO LLC Members.

In addition, our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes of directors, with each class as equal in number as possible, serving staggered three-year terms. Subject to obtaining any required stockholder votes, directors may only be removed for cause and by the affirmative vote of holders of 75% of the total voting power of our outstanding shares of common stock, voting together as a single class. This requirement of a super-majority vote to remove directors for cause could enable a minority of our stockholders to exercise veto power over any such removal.

Action by written consent; special meetings of stockholders. Our amended and restated certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our amended and restated certificate of incorporation, Stockholders Agreement and amended and restated by-laws also provide that, subject to any special rights of the holders as required by law, special meetings of the stockholders can only be called by the chairman or vice chairman of the board of directors. Except as described above, stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting.

Advance notice procedures. Our amended and restated by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the amended and restated by-laws do not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the amended and restated by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

Super-majority approval requirements. The DGCL generally provides that the affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless either a corporation’s certificate of incorporation or by-laws require a greater percentage. Our Stockholders Agreement provides that, until the Substantial Ownership Requirement is no longer met, any amendment to our certificate of incorporation or by-laws must be approved by the Pre-IPO LLC Members. Our amended and restated certificate of incorporation and amended and restated

by-laws provide that the affirmative vote of holders of 75% of the total voting power of our outstanding common stock eligible to vote in the election of directors, voting together as a single class, will be required to amend, alter, change or repeal specified provisions, including those relating to actions by written consent of stockholders, calling of special meetings of stockholders, election and removal of directors, business combinations and amendment of our certificate of incorporation and by-laws. This requirement of a super-majority vote to approve amendments to our certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

Authorized but unissued shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing rules of the Nasdaq Global Select Market. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise. See “— Preferred stock” and “— Authorized but unissued capital stock” above.

Business combinations with interested stockholders. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. We are governed by the “business combination” provisions of Section 203 of the DGCL. Further, our Stockholders Agreement provides that, until the Substantial Ownership Requirement is no longer met, any business combination resulting in a merger, consolidation or sale of all, or substantially all, of our assets, and any acquisition or disposition of any asset or business having consideration in excess of 5% of our total assets, must be approved by the Pre-IPO LLC Members.

Exclusive forum provision

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL, and (iv) any action asserting a claim against us governed by the internal affairs doctrine.

This choice of forum provision does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the Exchange Act or the Securities Act. Accordingly, our exclusive forum provision will not apply to claims arising under the Exchange Act or the Securities Act and will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.

Voting agreement

A group comprised of Baldwin Insurance Group Holdings, LLC, an entity controlled by Lowry Baldwin, our Chairman, Lowry Baldwin, Elizabeth Krystyn, Laura Sherman, Trevor Baldwin, our Chief Executive Officer, Kris Wiebeck, our Chief Strategy Officer, John Valentine, our Chief Partnership Officer, Dan Galbraith, our Chief Operating Officer, Brad Hale, our Chief Financial Officer, Chris Stephens, our General Counsel, Joseph Finney, James Roche, Millennial Specialty Holdco, LLC, Highland Risk Services LLC and certain trusts established by such individuals have entered into a voting agreement, or the Voting Agreement, with Lowry Baldwin, our Chairman, pursuant to which, in connection with any meeting of our shareholders or any written consent of our shareholders, each such person and trust party thereto will agree to vote or exercise their right to consent in the manner directed by Lowry Baldwin. As of the date of this prospectus supplement, Lowry Baldwin through the Voting Agreement beneficially owns 40.30% of the voting power of our common stock.

Directors’ liability; Indemnification of directors and officers

Our amended and restated certificate of incorporation will limit the liability of our directors to the fullest extent permitted by the DGCL and provides that we will provide them with customary indemnification. We expect to enter into customary indemnification agreements with each of our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Transfer agent and registrar

The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, LLC.

Securities exchange

Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol “BRP.”

Dividend policy

We have never declared or paid any cash dividends on our common stock. We anticipate that, in the foreseeable future, we will continue to retain any earnings for use in the operation of our business and will not pay any cash dividends.

U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our Class A common stock by a “non-U.S. holder.” A “non-U.S. holder” is a beneficial owner of a share of our Class A common stock that is, for U.S. federal income tax purposes:

•	a non-resident alien individual, other than a former citizen or resident of the United States subject to U.S. tax as an expatriate,

•	a foreign corporation, or

•	a foreign estate or trust.

If a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes) owns our Class A common stock, the tax treatment of a partner or beneficial owner of the entity may depend upon the status of the partner or beneficial owner, the activities of the entity and certain determinations made at the partner or beneficial owner level. Partners and beneficial owners in partnerships or other pass-through entities that own our Class A common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any U.S. federal gift, alternative minimum tax or Medicare contribution tax considerations or any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our Class A common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

To the extent that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of our Class A common stock, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital that reduces a non-U.S. holder’s adjusted tax basis in our Class A common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in our Class A common stock, the excess will be treated as gain from the disposition of our Class A common stock (the tax treatment of which is discussed below under “— Gain on disposition of Class A common stock”).

Dividends paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax at a 30% rate, or a reduced rate specified by an applicable income tax treaty, subject to the discussion of FATCA (as defined below) withholding taxes below. In order to obtain a reduced rate of withholding under an applicable income tax treaty, a non-U.S. holder generally will be required to provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, certifying its entitlement to benefits under the treaty.

Dividends paid to a non-U.S. holder that are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States) will not be subject to U.S. federal withholding tax if the non-U.S. holder provides a properly executed IRS Form W-8ECI.

Instead, the effectively connected dividend income will generally be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. person as defined under the Code. A non-U.S. holder that is treated as a corporation for U.S. federal income tax purposes receiving effectively connected dividend income may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on its effectively connected earnings and profits (subject to certain adjustments).

A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on disposition of Class A common stock

Subject to the discussions of backup withholding and FATCA withholding taxes below, a non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of Class A common stock unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States), in which case the gain will be subject to U.S. federal income tax generally in the same manner as effectively connected dividend income as described above;

•

the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the gain (net of certain U.S.-source losses) generally will be subject to U.S. federal income tax at a rate of 30% (or a lower treaty rate); or

•

we are or have been a “United States real property holding corporation” (as described below) at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and either (i) our Class A common stock is not regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs or (ii) the non-U.S. holder has owned or is deemed to have owned, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, more than 5% of our Class A common stock.

We will be a United States real property holding corporation at any time that the fair market value of our “United States real property interests,” as defined in the Code and applicable Treasury regulations, equals or exceeds 50% of the aggregate fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe that we are not, and do not anticipate becoming in the foreseeable future, a United States real property holding corporation.

Information reporting and backup withholding

Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholdings will apply to the proceeds of a sale or other disposition of our Class A common stock made within the U.S. or conducted through certain

U.S.-related financial intermediaries, unless the non-U.S. holder complies with certification procedures to establish that it is not a U.S. person in order to avoid additional information reporting and backup withholding. The certification procedures required to claim a reduced rate of withholding under a treaty will generally satisfy the certification requirements necessary to avoid backup withholding as well.

Backup withholding is not an additional tax and the amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability and may entitle the non-U.S. holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

FATCA

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), payments of dividends on and the gross proceeds of dispositions of Class A common stock of a U.S. issuer paid to (i) a “foreign financial institution” (as specifically defined in the Code) or (ii) a “non-financial foreign entity” (as specifically defined in the Code) will be subject to a withholding tax (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30%, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption from these rules applies. Under proposed U.S. Treasury regulations promulgated by the Treasury Department on December 13, 2018, which state that taxpayers may rely on the proposed Treasury regulations until final Treasury regulations are issued, this withholding tax will not apply to the gross proceeds from the sale or disposition of Class A common stock. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “— Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Non-U.S. holders should consult their tax advisors regarding the possible implications of this withholding tax on their investment in our Class A common stock.

Federal estate tax

Individual non-U.S. holders (as specifically defined for U.S. federal estate tax purposes) and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that the Class A common stock will be treated as U.S. situs property subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

We are offering the shares of Class A common stock described in this prospectus supplement through a number of underwriters. J.P. Morgan Securities LLC, Wells Fargo Securities, LLC and BofA Securities, Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the price to public less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of Class A common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC	1,720,000
Wells Fargo Securities, LLC	1,680,000
BofA Securities, Inc.	1,640,000
Morgan Stanley & Co. LLC	320,000
Jefferies LLC	560,000
William Blair & Company, L.L.C.	560,000
Keefe, Bruyette & Woods, Inc.	440,000
Raymond James & Associates, Inc.	440,000
Capital One Securities, Inc.	400,000
Dowling & Partners Securities LLC	240,000

Total	8,000,000

The underwriters are committed to purchase all the shares of Class A common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of Class A common stock directly to the public at the price to public set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $0.732 per share. After this offering of the shares to the public, if all of the common shares are not sold at the price to public, the underwriters may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 1,200,000 additional shares of Class A common stock from us. The underwriters have 30 days from the date of this prospectus supplement to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the price to public per share of Class A common stock less the amount paid by the underwriters to us per share of Class A common stock. The underwriting fee is $1.22 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Total
	Per share	No exercise	Full exercise
Public offering price	$30.50	$244,000,000	$280,600,000
Underwriting discounts and commissions	$1.22	$9,760,000	$11,224,000
Proceeds, before expenses, to us	$29.28	$234,240,000	$269,376,000

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $1,000,000. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with FINRA in an amount not to exceed $15,000.

A prospectus supplement in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

For a period of 45 days after the date of this prospectus supplement, we have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, make any short sale or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with the SEC a registration statement under the Securities Act relating to, any shares of our Class A common stock or Class B common stock, or any options, rights or warrants to purchase any shares of Class A common stock or Class B common stock or any securities convertible into or exercisable or exchangeable for, or that represent the right to receive, shares of Class A common stock or Class B common stock, including limited liability company interests in Baldwin Risk Partners, LLC convertible or exercisable or exchangeable for or that represent the right to receive shares of Class A common stock or Class B common stock, or publicly disclose the intention to undertake any of the foregoing (other than filings on Form S-8 relating to the stock options granted pursuant to our stock-based compensation plans or the stock-based compensation plans of Baldwin Risk Partners, LLC or its subsidiaries), or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of Class A common stock or Class B common stock or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of shares of Class A common stock or Class B common stock or any such other securities, in cash or otherwise, in each case without the prior written consent of the Representative identified in Section 4(h) of the Underwriting Agreement, other than (1) the shares of our Class A common stock to be sold hereunder or any additional shares of Class A common stock to be issued at the option of the underwriters, (2) any shares of Class A common stock or Class B common stock, options or other awards granted under our or Baldwin Risk Partners, LLC’s existing equity incentive plans and (3) up to an aggregate of 7,500,000 shares of Class A common stock, Class B common stock or limited liability company interests in the LLC to be issued in connection with any acquisition of assets or equity of another entity (whether by merger, consolidation, acquisition of equity interests or otherwise), provided that each recipient shall agree with us to a contractual restriction preventing the sale of any such shares or limited liability company units for at least the 45 days after the date of this prospectus supplement and that we will not waive any such lock-up restriction without the prior written consent of the representatives of the underwriters.

Our directors and executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with certain exceptions including transfers of Class A common stock or Class B common stock as grants of a bona fide security interest in, or a bona fide pledge of, shares of Class A common stock or Class B common stock or limited partnership interests in Baldwin Risk Partners, LLC (collectively, the “Pledged Securities”) to the private banking affiliate of J.P. Morgan Securities LLC or BofA Securities, Inc. (together, the “Lenders”) as collateral to secure indebtedness, whether made before or after the date of the underwriting agreement, and transfers of such Pledged Securities to the Lenders upon enforcement of such collateral in accordance with the terms of the instrument governing such indebtedness, for a period of 45 days after the date of this prospectus supplement, may not, without the prior written consent of the Representative identified in Section 4(h) of the Underwriting Agreement, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, make any short sale or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or Class B common stock or any options, rights or warrants to purchase any shares of Class A common stock or Class B common stock or any securities convertible into or exercisable or exchangeable for, or that represent the right to receive, shares of Class A common stock or Class B common stock (including, without limitation, shares of Class A common stock or Class B common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or publicly disclose the intention to undertake any of the foregoing, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of Class A common stock or Class B common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of shares of Class A common stock or Class B common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our Class A common stock or Class B common stock or any security convertible into or exercisable or exchangeable for our shares of Class A common stock or Class B common stock.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. Our Class A common stock is listed on Nasdaq under the symbol “BRP.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of the Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares of Class A common stock referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares of Class A common stock, in whole or in part, or by purchasing shares of Class A common stock in the open market. In making this determination, the underwriters will consider, among other things, the price of shares of Class A common stock available for purchase in the open market compared to the price at which the underwriters may purchase shares of Class A common stock through the option to purchase additional shares of Class A common stock. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares of Class A common stock in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares of Class A common stock as part of this offering to repay the underwriting discounts and commissions received by them.

These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq, in the over-the-counter market or otherwise.

Other relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. Affiliates of certain of our underwriters are lenders under the Credit Agreement. In addition, J.P. Morgan Chase Bank, N.A., an affiliate of one of our underwriters, acted as a joint lead arranger and joint bookrunner and serves as administrative agent under the Credit Agreement. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The securities offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

The shares are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2017/1129 (as amended, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the shares or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the shares or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. This document has been prepared on the basis that any offer of shares in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of shares. This document is not a prospectus for the purposes of the Prospectus Regulation.

United Kingdom

The shares are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended (the “EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA. Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the shares or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the shares or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

To the extent this document is distributed in the UK, it will only be directed at (i) investment professionals as falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (“Order”); (ii) high net worth companies and persons falling within Article 49(2)(a) to (d) of the Order: or (iii) any other person to whom it may lawfully be communicated (all such persons falling within (i) through (iii) together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Each underwriter has:

(a) only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to our company; and

(b) complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the UK.

This document must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons. Recipients of this document are not permitted to transmit it to any other person. The shares are not being offered to the public in the UK. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Canada

The shares of our Class A common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3 (1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares of our Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, us or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus supplement does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus supplement has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Australia

This document:

•	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission, or ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

•

does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) or, Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b) where no consideration is or will be given for the transfer;

(c) where the transfer is by operation of law;

(d) as specified in Section 276(7) of the SFA; or

(e) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

Certain legal matters with respect to the securities offered by this prospectus supplement will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

EXPERTS

The financial statements incorporated in this prospectus supplement by reference to BRP Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2020 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Rosenthal Bros., Inc. as of December 31, 2019, and for the year then ended have been incorporated by reference herein and in the registration statement on reliance of the report of Dixon Hughes Goodman LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Armfield, Harrison and Thomas, Inc. as of December 31, 2019, and for the year then ended have been incorporated by reference herein and in the registration statement on reliance of the report of Dixon Hughes Goodman LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Insgroup, Inc. as of December 31, 2019, and for the year then ended have been incorporated by reference herein and in the registration statement on reliance of the report of Dixon Hughes Goodman LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

BRP Group, Inc.

Class A Common Stock

Warrants

Units

BRP Group, Inc., from time to time, may offer, issue and sell (i) shares of Class A common stock, (ii) warrants to purchase shares of Class A common stock and (iii) units.

Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol “BRP.” If we decide to seek a listing of any securities offered by this prospectus, the applicable prospectus supplement will disclose the exchange or market on which such securities will be listed, if any, or where we have made an application for listing, if any.

In addition, certain selling stockholders to be identified in a prospectus supplement may offer and sell shares of Class A common stock from time to time, in amounts, at prices and on terms that will be determined at the time the securities are offered. We will not receive any proceeds from the sale, if any, of Class A common stock by the selling stockholders. Unless otherwise set forth in the applicable prospectus supplement, if required, the selling stockholders will pay any underwriting discounts and commissions and transfer taxes incurred by the selling stockholders in disposing of the shares of common stock.

We or the selling stockholders may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus describes some of the general terms that may apply to the offered securities. The specific terms of any securities to be offered will be described in supplements to this prospectus, which may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you make your investment decision.

Investing in our securities involves a high degree of risk. You should carefully consider the risk factors incorporated herein by reference and described under the heading “Risk Factors” beginning on page 3.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 8, 2020.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities that we and the selling stockholders may offer. Each time we sell securities, we will provide a prospectus supplement that contains specific information about the terms of that offering, including the specific amounts, prices and terms of the securities offered and, as the case may be, the identity of the selling stockholders. The prospectus supplement may also add information to this prospectus or update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read carefully this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.” We have not authorized anyone to provide you with different or additional information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale of these securities is not permitted. You should assume that the information in this prospectus or any prospectus supplement, as well as the information incorporated by reference herein or therein, is accurate only as of the date of the documents containing the information. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus, unless the context otherwise requires, “Baldwin Risk Partners,” the “Company,” “BRP,” “we,” “us,” and “our” refer (i) prior to the consummation of the series of reorganization transactions that were completed in connection with our initial public offering (the “Reorganization Transactions”), to Baldwin Risk Partners, LLC and its subsidiaries and (ii) after the Reorganization Transactions, to BRP Group, Inc., Baldwin Risk Partners, LLC and their subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. These reports, proxy statements and other information can also be read on our internet site at www.baldwinriskpartners.com. Information on our website is not incorporated into this prospectus and is not a part of this prospectus.

The SEC allows us to “incorporate by reference” information into this prospectus and any accompanying prospectus supplement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus and any accompanying prospectus supplement, except for any information superseded by information contained directly in this prospectus, any accompanying prospectus supplement or any subsequently filed document deemed incorporated by reference. This prospectus and any accompanying prospectus supplement incorporate by reference the documents set forth below that we have previously filed with the SEC:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (filed with the SEC on March 24, 2020);

•

The portions of our Definitive Proxy Statement on Schedule 14A that are incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (filed with the SEC on April 27, 2020);

•	Quarterly Reports on Form 10-Q (filed with the SEC on May 13, 2020, August 13, 2020 and November 12, 2020);

•	Current Reports on Form 8-K (filed with the SEC on January 2, 2020, February 7, 2020, February 13, 2020, March 13, 2020, April 1, 2020, May 27, 2020, June 1, 2020, June 18, 2020, October 15, 2020,

November  12, 2020 (with respect to Item 3.02), March  18, 2020 (with respect to Item 9.01(a)), March  19, 2020 (with respect to Item 9.01), June  15, 2020 (with respect to Item 9.01(a)), December  4, 2020, December  7, 2020 (with respect to Item 9.01) and December 8, 2020 (with respect to Item 3.02));

•

the financial statements for Millennial Specialty Insurance LLC and Lykes Insurance, Inc. included in our prospectus, dated October 23, 2019, filed with the SEC pursuant to Rule 424(b) under the Securities Act, in connection with our Registration Statement on Form S-1 (Registration No.  333-233908), as originally filed on September 23, 2019, and subsequently amended; and

•

the description of our common stock which is contained in the Registration Statement on Form 8-A filed October 17, 2019, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including any amendment or report filed for the purpose of updating such description, including Exhibit 4.1 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (filed with the SEC on March 24, 2020).

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and any accompanying prospectus supplement and before the termination of the offering shall also be deemed to be incorporated herein by reference. The most recent information that we file with the SEC automatically updates and supersedes older information. The information contained in any such filing will be deemed to be a part of this prospectus, commencing on the date on which the document is filed.

We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including our compensation committee report, performance graph and the certifications of our chief executive officer and chief financial officer required by Rule 13a-14(b) or Rule 15d-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code (included in or accompanying our latest Annual Report on Form 10-K incorporated by reference herein) or any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K.

We will provide without charge upon written or oral request to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the documents which are incorporated by reference into the prospectus but not delivered with the prospectus (other than exhibits to those documents unless such exhibits are specifically incorporated by reference as an exhibit in this prospectus). Requests should be directed to BRP Group, Inc., Attention: Investor Relations, 4211 W. Boy Scout Blvd., Suite 800, Tampa, Florida 33607, Telephone: (866) 279-0698.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933, as amended (the “Securities Act”), and the Exchange Act. Words such as “expect,” “anticipate,” “target,” “goal,” “project,” “hope,” “intend,” “plan,” “believe,” “seek,” “estimate,” “continue,” “may,” “could,” “should,” “might,” and variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors.” You should specifically consider the numerous risks outlined under “Risk Factors” and elsewhere in this prospectus and in our most recent Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q,

which are incorporated by reference into this prospectus in their entirety, together with other information in this prospectus, the documents incorporated by reference herein or any accompanying prospectus supplement. The forward-looking statements included in this prospectus are made only as of the date hereof unless otherwise specified. Except as required under federal securities laws and the rules and regulations of the SEC, we do not undertake, and specifically decline, any obligation to update any of these statements or to publicly announce the results of any revisions to any forward-looking statements after the distribution of this report, whether as a result of new information, future events, changes in assumptions or otherwise.

BRP GROUP, INC.

We were incorporated in the State of Delaware in July 2019. We are a rapidly growing independent insurance distribution firm delivering solutions that give our insureds, which we refer to as “Clients,” the peace of mind to pursue their purpose, passion and dreams. We support our Clients, employees, which we refer to as “Colleagues,” insurance companies with which we have a contractual relationship, which we refer to as “Insurance Company Partners,” and communities through the deployment of vanguard resources and capital to drive organic and inorganic growth. We are innovating the industry by taking a holistic and tailored approach to risk management, insurance and employee benefits. Our growth plan includes increased geographic representation across the U.S., expanded client value propositions and new lines of insurance to meet the needs of evolving lifestyles, business risks and healthcare funding. We are a destination employer supported by an award-winning culture, powered by exceptional people and fueled by industry-leading growth and innovation.

Our principal executive offices are located at 4211 W. Boy Scout Blvd., Suite 800, Tampa, Florida, 33607, and our telephone number is (866) 279-0698.

RISK FACTORS

Investing in our securities involves a high degree of risk. Before acquiring any offered securities pursuant to this prospectus, you should carefully consider the information contained or incorporated by reference in this prospectus or in any accompanying prospectus supplement, including, without limitation, the risk factors described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which are incorporated herein by reference (as such risk factors may be updated in our other filings with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act), and the risk factors described in any applicable prospectus supplement before making an investment decision. The occurrence of any of these risks might cause you to lose all or a part of your investment in the offered securities. See “Where You Can Find More Information” included elsewhere in this prospectus.

USE OF PROCEEDS

Except as may be otherwise set forth in the applicable prospectus supplement accompanying this prospectus, the net proceeds from the sale of the securities offered by this prospectus will be used for general corporate purposes. In the case of a sale by a selling stockholder, we will not receive any of the proceeds from such sale.

DESCRIPTION OF SECURITIES

This prospectus contains summary descriptions of the shares of Class A common stock, warrants and units that we may sell from time to time and the shares of Class A common stock that the selling stockholders may sell from time to time. These summary descriptions are not meant to be complete descriptions of each security. The particular terms of any security will be described in the related prospectus supplement.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation, as amended, and amended and restated by-laws.

Our authorized capital stock consists of 300,000,000 shares of Class A common stock, par value $0.01 per share, 100,000,000 shares of Class B common stock, par value $0.0001 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Capital Stock

Class A Common Stock

Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

All outstanding shares of our Class A common stock are fully paid and non-assessable. The Class A common stock will not be subject to further calls or assessments by us. The rights, powers and privileges of our Class A common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Class B Common Stock

Each share of Class B common stock entitles its holder to one vote per share on all matters submitted to a vote of our stockholders. The “Pre-IPO LLC Members” are owners of membership interest of Baldwin Risk Partners, LLC, which we refer to as “LLC Units,” prior to our initial public offering, which include: Trevor Baldwin, our Chief Executive Officer; Lowry Baldwin, our Chairman; Baldwin Insurance Group Holdings, LLC, an entity controlled by Lowry Baldwin; Elizabeth Krystyn, one of our founders; Laura Sherman, one of our founders; Kris Wiebeck, our Chief Financial Officer; John Valentine, our Chief Partnership Officer; Dan Galbraith, our Chief Operating Officer; Brad Hale, our Chief Accounting Officer; Chris Stephens, our General Counsel; and The Villages Invesco, LLC, one of our significant shareholders (“Villages Invesco”), and certain other historical equity holders in companies that we have acquired, or in the case of asset acquisitions, the producers. The “Substantial Ownership Requirement” is met for so long as the Pre-IPO LLC Members beneficially hold at least 10% of the aggregate number of outstanding shares of our common stock. For purposes of calculating the Substantial Ownership Requirement, shares of Class A common stock and Class B common stock held by any estate, trust, partnership or limited liability company or other similar entity of which any holder of LLC Units is a trustee, partner, member or similar party will be considered held by such holder of LLC Units. If at any time the ratio at which LLC Units are redeemable or exchangeable for shares of our Class A common stock changes from one-for-one as in accordance with the Third Amended and Restated Limited Liability Company Agreement of Baldwin Risk Partners, LLC, as amended, which we refer to as the “Amended LLC Agreement,” the number of votes to which Class B common stockholders are entitled will be adjusted accordingly. The holders of our Class B common stock do not have cumulative voting rights in the election of directors.

Except for transfers to us pursuant to the Amended LLC Agreement or to certain permitted transferees, holders of outstanding equity interests of Baldwin Risk Partners, LLC, or the BRP LLC Members, are not permitted to sell, transfer or otherwise dispose of any LLC Units or shares of Class B common stock. Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.

Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation or winding up of BRP Group, Inc. Pursuant to the Stockholders Agreement, the approval of the Pre-IPO LLC Members, is required for substantially all transactions and other matters requiring approval by our stockholders, such as a merger, consolidation, or sale of all or substantially all of our assets, any dissolution, liquidation or reorganization of us or our subsidiaries or any acquisition or disposition of any asset in excess of 5% of total assets, the incurrence, guarantee, assumption or refinancing of indebtedness, or grant of a security interest, in excess of 10% of total assets (or that would cause aggregate indebtedness or guarantees thereof to exceed 10% of total assets), the issuance or redemption of certain additional equity interests in an amount exceeding $10 million, the establishment or amendment of any equity, purchase or bonus plan for the benefit of employees, consultants, officers or directors, any capital or other expenditure in excess of 5% of total assets, the declaration or payment of dividends on capital stock or distributions by Baldwin Risk Partners, LLC on LLC Units other than tax distributions as defined in the Amended LLC Agreement. Other matters requiring approval by the Pre-IPO LLC Members pursuant to the Stockholders Agreement include changing the number of directors on the board, changing the jurisdiction of incorporation, changing the location of the Company’s headquarters, changing the name of the Company, amendments to governing documents, adopting a shareholder rights plan and any changes to the Company’s fiscal year or public accountants. In addition, the Stockholders Agreement provides approval by the Pre-IPO LLC Members is required for any changes to the strategic direction or scope of BRP Group, Inc. and Baldwin Risk Partners, LLC’s business, any acquisition or disposition of any asset or business having consideration or fair value in excess of 5% of our total assets and the hiring and termination of our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Partnership Officer or other change to senior management or key employees (including terms of compensation). Furthermore, the Stockholders Agreement provides that, until the Substantial Ownership Requirement is no longer met, the Pre-IPO LLC Members may designate a majority of the nominees for election to our board of directors, including the nominee for election to serve as Chairman of our board of directors.

Preferred Stock

No shares of preferred stock are issued or outstanding as of the date of this prospectus. Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by holders of our common stock. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized share of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock

Authorized But Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the Nasdaq Global Select Market, which would apply so long as the shares of Class A common stock remains listed on the Nasdaq Global Select Market, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of Class A common stock (we believe the position of the Nasdaq Global Select Market is that the calculation in this latter case treats as outstanding shares of Class A common stock issuable upon redemption or exchange of outstanding LLC Units not held by BRP Group, Inc.). These additional shares of Class A common stock may be used for a variety of corporate purposes, including future public offerings, to raise additional capital and to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices.

Dividends

The Delaware General Corporation Law, or the DGCL, permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors.

Stockholder Meetings

Our amended and restated certificate of incorporation and our amended and restated by-laws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. Our amended and restated by-laws provide that special meetings of the stockholders may be called only by or at the direction of the board of directors, the chairman of our board or the chief executive officer. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Transferability, Redemption and Exchange

There are no limitations in the Amended LLC Agreement on the number of LLC Units issuable in the future and we are not required to own a majority of LLC Units. Under the Amended LLC Agreement, the BRP LLC Members have the right (subject to the terms of the Amended LLC Agreement) to require Baldwin Risk Partners, LLC to redeem all or a portion of their LLC Units for, at our election, newly-issued shares of Class A common stock on a one-for-one basis or a cash payment equal to the volume weighted average market price of one share of our Class A common stock for each LLC Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Amended LLC Agreement. Additionally, in the event of a redemption request by a holder of LLC Units, we may, at our option, effect a direct exchange of cash or Class A common stock for LLC Units in lieu of such a redemption. Shares of Class B common stock will be cancelled on a one-for-one basis if we, following a redemption request of a holder of LLC Units, redeem or exchange LLC Units of such holder of LLC Units pursuant to the terms of the Amended LLC Agreement.

Except for transfers to us pursuant to the Amended LLC Agreement or to certain permitted transferees, the BRP LLC Members are not permitted to sell, transfer or otherwise dispose of any LLC Units or shares of Class B common stock.

Other Provisions

Neither the Class A common stock nor the Class B common stock has any preemptive or other subscription rights.

There will be no redemption or sinking fund provisions applicable to the Class A common stock or Class B common stock. Further, our Stockholders Agreement provides that, until the Substantial Ownership Requirement is no longer met, any redemption, repurchase or other acquisition of ownership interests (other than in connection with terms of equity compensation plans, subject to certain specified exceptions) must be approved by the Pre-IPO LLC Members.

At such time when no LLC Units remain redeemable or exchangeable for shares of our Class A common stock, our Class B common stock will be cancelled.

Corporate Opportunity

Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, the doctrine of “corporate opportunity” will only apply against our directors and officers and their respective affiliates for competing activities related to insurance brokerage activities.

Certain Certificate of Incorporation, By-Laws and Statutory Provisions

The provisions of our amended and restated certificate of incorporation and amended and restated by-laws and of the DGCL summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares of Class A common stock.

Anti-Takeover Effects of our Certificate of Incorporation, Stockholders Agreement and By-Laws

Our amended and restated certificate of incorporation and amended and restated by-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless such takeover or change in control is approved by our board of directors. These provisions include:

No cumulative voting. Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our common stock entitled to vote generally in the election of directors will be able to elect all our directors.

Election and removal of directors. Our amended and restated certificate of incorporation provides that our board shall consist of not less than three nor more than 13 directors. Our amended and restated certificate of incorporation also provides that, subject to the rights granted to one or more series of preferred stock then outstanding, any vacancies on our board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum. The Stockholders Agreement provides that, until the Substantial Ownership Requirement is no longer met, the Pre-IPO LLC Members may designate a majority of the nominees for election to our board of directors, including the nominee for election to serve as Chairman to our board of directors and that, so long as Villages Invesco beneficially owns 7.5% of the aggregate number of outstanding shares of our common stock, it may designate one nominee for election to our board of directors and any director elected after having been nominated by Villages Invesco may only be removed for cause or with the consent of Villages Invesco. The parties to the Voting Agreement (as defined below) have agreed to vote for the election of the nominee designated by Villages Invesco. Our Stockholders Agreement provides that, until the Substantial Ownership Requirement is no longer met, any action to change the number of directors requires approval of the Pre-IPO LLC Members.

In addition, our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes of directors, with each class as equal in number as possible, serving staggered three-year terms. Subject to obtaining any required stockholder votes, directors may only be removed for cause and by the affirmative vote of holders of 75% of the total voting power of our outstanding shares of common stock, voting together as a single class. This requirement of a super-majority vote to remove directors for cause could enable a minority of our stockholders to exercise veto power over any such removal.

Action by written consent; special meetings of stockholders. Our amended and restated certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our amended and restated certificate of incorporation, Stockholders Agreement and amended and restated by-laws also provide that, subject to any special rights of the holders as required by law, special meetings of the stockholders can only be called by the chairman or vice chairman of the board of directors. Except as described above, stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting.

Advance notice procedures. Our amended and restated by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the amended and restated by-laws do not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the amended and restated by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

Super-majority approval requirements. The DGCL generally provides that the affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless either a corporation’s certificate of incorporation or by-laws require a greater percentage. Our Stockholders Agreement provides that, until the Substantial Ownership Requirement is no longer met, any amendment to our certificate of incorporation or by-laws must be approved by the Pre-IPO LLC Members. Our amended and restated certificate of incorporation and amended and restated by-laws provide that the affirmative vote of holders of 75% of the total voting power of our outstanding common stock eligible to vote in the election of directors, voting together as a single class, will be required to amend, alter, change or repeal specified provisions, including those relating to actions by written consent of stockholders, calling of special meetings of stockholders, election and removal of directors, business combinations and amendment of our certificate of incorporation and by-laws. This requirement of a super-majority vote to approve amendments to our certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

Authorized but unissued shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing rules of the Nasdaq Global Select Market. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise. See “—Preferred stock” and “—Authorized but unissued capital stock” above.

Business combinations with interested stockholders. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. We are governed by the “business combination” provisions of Section 203 of the DGCL. Further, our Stockholders Agreement provides that, until the Substantial Ownership Requirement is no longer met, any business combination resulting in a merger, consolidation or sale of all, or substantially all, of our assets, and any acquisition or disposition of any asset or business having consideration in excess of 5% of our total assets, must be approved by the Pre-IPO LLC Members.

Exclusive Forum Provision

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL, and (iv) any action asserting a claim against us governed by the internal affairs doctrine.

This choice of forum provision does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the Exchange Act or the Securities Act. Accordingly, our exclusive forum provision will not apply to claims arising under the Exchange Act or the Securities Act and will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.

Voting Agreement

A group comprised of Baldwin Insurance Group Holdings, LLC, an entity controlled by Lowry Baldwin, our Chairman, Lowry Baldwin, Elizabeth Krystyn, Laura Sherman, Trevor Baldwin, our Chief Executive Officer, Kris Wiebeck, our Chief Strategy Officer, John Valentine, our Chief Partnership Officer, Dan Galbraith, our Chief Operating Officer, Brad Hale, our Chief Financial Officer, Chris Stephens, our General Counsel, Joseph Finney, James Roche, Millennial Specialty Holdco, LLC, Highland Risk Services LLC and certain trusts established by such individuals have entered into a voting agreement, or the Voting Agreement, with Lowry Baldwin, our Chairman, pursuant to which, in connection with any meeting of our shareholders or any written consent of our shareholders, each such person and trust party thereto will agree to vote or exercise their right to consent in the manner directed by Lowry Baldwin. The parties to the Voting Agreement have agreed to vote for the election of the nominee to our board of directors designated by Villages Invesco for so long as Villages Invesco is able to designate a nominee pursuant to the terms of the Stockholders Agreement.

Directors’ Liability; Indemnification of Directors and Officers

Our amended and restated certificate of incorporation will limit the liability of our directors to the fullest extent permitted by the DGCL and provides that we will provide them with customary indemnification. We expect to enter into customary indemnification agreements with each of our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, LLC.

Securities Exchange

Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol “BRP.”

DESCRIPTION OF WARRANTS

We may issue warrants to purchase shares of Class A common stock. We may issue warrants independently or together with other securities. Warrants sold with other securities may be attached to or separate from the other securities. We will issue warrants under one or more warrant agreements between us and a bank or trust company, as warrant agent, that we will name in the prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

The prospectus supplement relating to any warrants we offer will include specific terms relating to the offering. These terms may include some or all of the following:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies, including composite currencies, in which the price of such warrants may be payable;

•	the designation and terms of the securities purchasable upon exercise of such warrants and the number of such securities issuable upon exercise of such warrants;

•	the price at which and the currency or currencies, including composite currencies, in which the securities purchasable upon exercise of such warrants may be purchased;

•	the date on which the right to exercise such warrants shall commence and the date on which such right will expire;

•	whether such warrants will be issued in registered form or bearer form;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

The description in the prospectus supplement will not necessarily be complete and will be qualified in its entirety by reference to the applicable warrant agreement, which will be filed with the SEC.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more warrants or shares of Class A common stock or any combination of such securities. The applicable prospectus supplement will describe:

•

the terms of the units and of the warrants and shares of Class A common stock comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;

•	a description of the terms of any unit agreement governing the units; and

•	a description of the provisions for the payment, settlement, transfer or exchange of the units.

PLAN OF DISTRIBUTION

We or the selling stockholders may offer and sell the securities being offered hereby in one or more of the following ways from time to time:

•	to underwriters or dealers for resale to the public or to institutional investors;

•	directly to institutional investors;

•	directly to a limited number of purchasers or to a single purchaser;

•	through agents to the public or to institutional investors; or

•	through a combination of any of these methods of sale.

The prospectus supplement with respect to each series of securities will state the terms of the offering of the securities, including:

•	the offering terms, including the name or names of any underwriters, dealers or agents;

•	the purchase price of the securities and the net proceeds to be received by us from the sale;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange on which the securities may be listed.

If we or the selling stockholders use underwriters or dealers in the sale, the securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including:

•	privately negotiated transactions;

•	at a fixed public offering price or prices, which may be changed;

•	in “at the market offerings” within the meaning of Rule 415(a)(4) of the Securities Act;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If underwriters are used in the sale of any securities, the securities may be offered either to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities.

We or the selling stockholders may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of common shares, and may use securities received from us or the selling stockholders in settlement of those derivatives to close out any related open borrowings of common shares. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement or a post-effective amendment to this registration statement.

If indicated in an applicable prospectus supplement, we or the selling stockholders may sell the securities through agents from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment. We or the selling stockholders may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us at the public offering price set forth in the applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement, and the applicable prospectus supplement will set forth any commissions we or the selling stockholders pay for solicitation of these delayed delivery contracts.

Offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement.

Agents, underwriters and other third parties described above may be entitled to indemnification by us against certain civil liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents, underwriters and such other third parties may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

Each series of securities will be a new issue of securities and will have no established trading market, other than our common stock, which is listed on the Nasdaq Global Select Market. Any common stock sold will be listed on the Nasdaq Global Select Market, upon official notice of issuance. The securities other than the common stock may or may not be listed on a national securities exchange and no assurance can be given that there will be a secondary market for any such securities or liquidity in the secondary market if one develops. Any underwriters to whom securities are sold by us for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

LEGAL MATTERS

In connection with particular offerings of the securities in the future, unless otherwise stated in the applicable prospectus supplement, the validity of those securities will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York. Any underwriters will also be advised about legal matters by their own counsel, which will be named in the prospectus supplement.

EXPERTS

The financial statements incorporated in this prospectus by reference to BRP Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2019 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Insurance Risk Partners, LLC as of December 31, 2019, and for the year then ended have been incorporated by reference herein and in the registration statement on reliance of the report of Dixon Hughes Goodman LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Rosenthal Bros., Inc. as of December 31, 2019, and for the year then ended have been incorporated by reference herein and in the registration statement on reliance of the report of Dixon Hughes Goodman LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Lanier Upshaw, Inc. as of December 31, 2019 and 2018, and for the years then ended have been incorporated by reference herein and in the registration statement on reliance of the report of Dixon Hughes Goodman LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Highland Risk Services LLC as of December 31, 2019 and 2018, and for the years then ended have been incorporated by reference herein and in the registration statement on reliance of the report of Dixon Hughes Goodman LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Armfield, Harrison and Thomas, Inc. as of December 31, 2019, and for the year then ended have been incorporated by reference herein and in the registration statement on reliance of the report of Dixon Hughes Goodman LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Insgroup, Inc. as of December 31, 2019, and for the year then ended have been incorporated by reference herein and in the registration statement on reliance of the report of Dixon Hughes Goodman LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Lykes Insurance, Inc. as of December 31, 2018, and for the year then ended have been incorporated by reference herein and in the registration statement on reliance of the report of RSM US LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

The audited historical financial statements of Millennial Specialty Insurance LLC incorporated by reference from BRP Group, Inc.’s prospectus, dated October 23, 2019, filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act, in connection with the Registration Statement on Form S-1 (File No. 333-233908) have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

8,000,000 Shares

Class A Common Stock

PROSPECTUS

SUPPLEMENT

Joint book-running managers

J.P. Morgan	Wells Fargo Securities	BofA Securities	Morgan Stanley	Jefferies	William Blair

Co-managers

Keefe Bruyette & Woods A Stifel Company	Raymond James	Capital One Securities	Dowling & Partners Securities LLC

Prospectus supplement dated September 14, 2021.